UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number :  1-14118

2007 THIRD QUARTER RESULTS

QUEBECOR WORLD INC.

(Translation of Registrant’s Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-                     .

QUEBECOR WORLD INC.

Filed in this Form 6-K

Documents index

1.                                       Press Release dated November 7, 2007;

2.                                       Management’s Discussion and Analysis of Financial Condition and Results of Operations

3.                                       Consolidated Financial Statements

2

Quebecor World

November 7, 2007

29/07

For immediate release

QUEBECOR WORLD ANNOUNCES

SALE/MERGER OF EUROPEAN BUSINESS TO RSDB

AND RELEASES THIRD QUARTER RESULTS

HIGHLIGHTS

•      Sale/merger of European business to RSDB for approximately $341 million

•      Transaction will reduce Quebecor World’s debt and is expected to improve financial flexibility

•      Creates leading European player in combined Roto Smeets Quebecor

•      Revenue of $1.41 billion in third quarter compared to $1.55 billion in third quarter 2006

•      Third quarter results include non-cash impairment of assets and goodwill charges of $294 million, primarily related to Europe

•      Three-year retooling plan completed with 11 new or relocated presses installed since the end of the second quarter

Montréal, Canada – Quebecor World Inc. (TSX:IQW, NYSE:IQW) and RSDB NV announced that they have signed a definitive Share Purchase Agreement (SPA) and Implementation Agreement to sell/merge Quebecor World’s European operations to RSDB Group. RSDB will buy Quebecor World’s European operations and Quebecor World will retain a 29.9% interest in the merged entity that will be named “Roto Smeets Quebecor” (RSQ) and will be listed on Euronext Amsterdam.

Under the terms of the Share Purchase Agreement and Implementation Agreement, RSDB will deliver to Quebecor World, at closing, cash, a note and shares valued in the aggregate at approximately €240 million ($341 million), subject to certain post-closing adjustments. More specifically, the consideration payable to Quebecor World will be comprised of approximately €150 million ($213 million) in cash, a €35 million ($50 million) note, and 1.4 million shares in

RSQ representing approximately 29.9% of the issued and outstanding shares of the combined business post-closing.

Completion of the merger is conditional, among other things, on the approval of the shareholders of RSDB and receipt of clearances from the European Commission. Closing is expected to take place by the end of 2007.

“This transaction is a key element of our 5-Point Transformation Plan and is expected to deliver several significant benefits to our shareholders. The sale/merger will improve our balance sheet, and will provide additional financial flexibility and strategic options to create further shareholder value. We believe that it will also enable us to strategically reposition our company to focus on growing earnings within our core business in the Americas, where we are a leader”, stated Wes Lucas, President and CEO Quebecor World. “We are pleased that retaining an investment in RSQ may present an upside opportunity, as Quebecor World will help facilitate the consolidation of the European print industry and the creation of the leading printer in Europe, which will benefit our customers and employees going forward. Quebecor World and RSQ will also work together in the future to serve global customers”, Mr. Lucas added.

John Caris, Chief Executive Officer of RSDB stated: “The combination of Quebecor World’s European printing business with RSDB will enable RSDB, through its increased scale and broader footprint throughout Europe, to play an important role in the consolidation of the graphic industry in Europe. We see a great opportunity to pool the best practices and extensive industry experience available in the two businesses and to benefit from an attractive range of potential synergies”.

Roto Smeets Quebecor, the new merged company, will become the leading player in the European printing industry, and the leader in the European market. Quebecor World’s European operations currently include 18 printing and related facilities employing approximately 4,000 people in Austria, Belgium, Finland, France, Spain, Sweden, and the United Kingdom. These plants produce magazines, catalogs, retail inserts, direct mail products, book and directories for many of Europe’s leading retailers, publishers and branded goods companies.

RSDB NV (Euronext: RSDB) is a leading European provider of high-value graphic printing services based in Hilversum, The Netherlands. RSDB’s principal business, Print Productions, produces full service gravure and offset printing material, with seven printing facilities in The Netherlands and one printing facility in Hungary, supported by sales offices in seven European countries. RSDB’s Marketing Communications business focuses on marketing communications solutions and customer management processes.

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Specifics of the Transaction

The aggregate consideration payable by RSDB to Quebecor World in respect of the transaction will amount to approximately €240 million ($341 million), to be paid in cash, shares and through the assumption of indebtedness by RSDB, subject to certain post-closing adjustments. RSDB will acquire all shares held by Quebecor World Europe Holding (“QWE”), a wholly-owned subsidiary of Quebecor World, and in return will make payment of €150 million ($213 million) in cash to Quebecor World, and will issue a €35 million ($50 million) 8-year note repayable from 2011 to 2015. RSDB will also issue approximately 1.4 million new RSQ shares to Quebecor World representing 29.9% of its share capital post-closing, on a fully diluted basis. RSDB will also assume QWE’s pension, legal, and other liabilities, subject to restrictions in accordance with the terms of agreement.

The acquisition is subject to conditions precedent including the approval of RSDB’s shareholders, and receipt of clearances from The European Commission (the “Conditions Precedent”). The transaction is not subject to the approval of Quebecor World’s shareholders.

The parties have agreed to arrangements for the provision of certain transitional services and procurement arrangements in the period between the closing of the sale/merger until the end of 2008 in order to ensure the smooth transfer of QWE and its business to RSQ.

In the event that the transaction is not completed as a result of a default of one party (other than as a result of a failure to satisfy the Conditions Precedent or under other limited circumstances), the defaulting party is obliged to pay the other party a break-up fee of €15 million ($21 million).

The Supervisory Board of RSQ will be comprised of five directors. Two of the five members of the Supervisory Board will be nominated by QWI. Resolutions of the Supervisory Board are, in general, adopted by an absolute majority. However upon completion of the sale/merger, Quebecor World and RSDB have agreed that certain predefined corporate decisions relating to important strategic matters, such as decisions relating to mergers and acquisitions, the issuance of new shares and the change of the dividend policy, will require a four out of five majority vote.

RSDB’s current CEO, John Caris, will lead RSQ.  QWE’s experienced senior management team will continue to run the operations in each European country from which it currently operates. The key members of QWE’s existing senior management team have indicated their support for the transaction and their continued involvement with the combined business. Their local expertise will be a valuable asset of the combination of the companies.

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Quebecor World Third Quarter Results

In the discussion of our third quarter 2007 results below, we use certain financial measures that are not calculated in accordance with Canadian generally accepted accounting principles (GAAP) or United States GAAP to assess our financial performance, including EBITDA (earnings before interest, tax, depreciation and amortization), Adjusted EBITDA and operating income before IAROC (impairment of assets, restructuring and other charges) and goodwill impairment. We use such non-GAAP financial measures because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this press release may not be comparable to other similarly titled measures disclosed by other companies. We provide a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures in Figures 5 and 6, “Reconciliation of non-GAAP Measures” of our third quarter 2007 management’s discussion and analysis filed with the Canadian securities regulatory authorities at www.Sedar.com and with the United States Securities and Exchange Commission at www.sec.gov. A copy of our third quarter 2007 management’s discussion and analysis is also available on the Company’s website at www.quebecorworld.com.

Quebecor World Inc. announces that for the third quarter 2007, the Company reported a net loss of $315 million from continuing operations compared to net income of $19 million in the third quarter of 2006. On the same basis, diluted loss per share in the third quarter was $2.42 compared to diluted earnings per share of $0.09 in the third quarter 2006. Third quarter 2007 results incorporated an impairment of assets, restructuring and other charges (IAROC) and a goodwill impairment charge, net of income taxes, of $272 million, or $2.06 per share, compared with $10 million, or $0.08 per share, in 2006 which resulted in a non-cash impact mainly due to the European transaction. Excluding these charges, adjusted diluted loss per share was $0.36 in the third quarter of 2007 compared to adjusted diluted earnings per share of $0.17 for the same period in 2006. Consolidated revenues for the quarter were $1.41 billion compared to $1.55 billion in the third quarter of 2006. Operating income before IAROC and goodwill impairment in the third quarter was $43 million compared to $67 million during the same period last year. On the same basis, EBITDA was $126 million in the third quarter compared to $151 million in the same period last year.

Considering the transaction and evaluation of the Company’s European operations, Quebecor World incurred a non-cash goodwill impairment charge of $166 million, $159 million net of taxes or $1.21 per share. In addition, because of the previously mentioned European transaction with RSDB and because of the retooling plan and the relocation of existing assets in North America, impairment tests were triggered that resulted in an impairment of assets restructuring and other charges of $133 million, $113 million net of taxes or $0.85 per share of which $128 million was a non-cash impairment of long-lived assets.

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“Our overall third quarter financial results are disappointing, but we are achieving three key milestones in the third quarter to turn around our business and to grow earnings and cash flow: (1) sale/merger of our European business, (2) refinancing our balance sheet, and (3) completion of the 3-year retooling of our plants. We firmly believe that the sale/merger of our European platform combined with other initiatives will strengthen our balance sheet, give us additional financial flexibility and allow us to focus on our core business in the America’s,” said Wes Lucas, President and CEO, Quebecor World. “Now that our three-year retooling program is completed, we will concentrate on maximizing our cash flow, optimize the value of our asset base, reduce costs and further develop value-added initiatives to ensure we succeed in the marketplace by providing our customers with the best solutions.”

Actions on 5-Point Transformation Plan

Customer Value: During the third quarter, Quebecor World continued to build the capability to increase value to customers by expanding its value-added services. For example, Quebecor World’s multi-channel solution to marketers and retailers offers integrated solutions combining the multiple forms of media across Quebecor World, to support customers as they advertise, prospect for sales, drive store traffic, improve brand awareness and grow their business. As multi-channel marketers continue to target more focused market segments, they require a key partner to provide a complete solution that integrates the multiple channels of catalogs, retail fliers, direct mail, Internet, and other advertising channels, and Quebecor World is positioning itself to be this key partner. The Company remains committed to achieve its objective of $300 million in new and higher margin sales, annual run-rate by year end 2008 from this initiative.

People: This initiative is focused on building high-performance teams and increasing the effectiveness of the organization. During the third quarter of 2007, the Company continued to make progress in training and organizational development. The Company also continues to make progress in making its plants a safer place to work, with 10% fewer accidents in its North American platform in the third quarter.

Execution: Continuous improvements in throughput and waste reduction have been the primary areas of focus as these represent the areas of highest impact with little or no capital requirement. In addition, gains are being recognized through the sharing of improved operating practices across the divisions as the projects integrate across the Company. Latin America will kick off their projects in November 2007 to increase the benefits. Ensuring continued improvements, a total of 153 people have been trained in the Six Sigma/Lean Manufacturing continuous improvement program. Based on this progress, the Company is on track with projects already implemented or being implemented to have a $100 million in annual improvements run-rate by year end 2008, and expects on the same basis to reach a $35 million run-rate by year end 2007.

5

Retooling Program: Quebecor World’s three-year retooling initiative was completed in October 2007. This was focused on installing state-of-the-art technology, in fewer but larger facilities, by running faster, more efficient next-generation technology. Since the end of the second quarter, the Company started up 11 new and relocated presses in the North American book, catalog, retail and Canadian platforms, which negatively impacted the third quarter’s results in North America. Management is confident that the Company will benefit from this retooled network in the future.

Given the substantial amount of investment during the last three years as part of the retooling program and the fact that the European operations will no longer be consolidated, additions to property plant and equipment are expected to be in the range of $100-to-$150 million per year for the next two years and normalized longer term to the level of $150-to-$200 million per year.

Balance Sheet: Quebecor World is committed to a long term solution to strengthen its balance sheet and ensure financial flexibility. The European transaction supports this initiative. During the quarter, Quebecor World also announced a full repurchase of its 8.42%, 8.52%, 8.54% and 8.69% Private Notes. Other initiatives are being planned to further strengthen the balance sheet.

North America

North American revenues for the third quarter of 2007 were $1.10 billion, down from $1.24 billion in 2006. Excluding the effect of currency translation and the unfavourable impact of paper sales, revenues decreased by 5.5% in the third quarter. Revenues in the North American segment continued to be impacted by the increase in retooling in the third quarter (11 new and relocated press start-ups), soft volumes and negative price pressures. Due to a very strong Canadian dollar, the Canada group continued to be affected by less favourable foreign exchange contracts on sales to its U.S. customers. Operating income in North America was impacted by the highly competitive market conditions as well as by inefficiencies and costs related to the finalization of the Company’s retooling plan during the third quarter of 2007. The decrease was partly offset by the benefits from the retooling completed in 2006 and cost reductions in the Book & Directory and Magazine groups.

Europe

European revenues for the third quarter of 2007 were $243 million, down from $244 million in 2006. Excluding the impact of currency translation and paper sales, revenues were down 6.3% for the third quarter compared to the same period in 2006. Overall, the volume decrease experienced in Europe was mostly the result of the disposal of the Lille and the Strasbourg French facilities, as well as press start-up inefficiencies and equipment transfers. This shortfall was partly offset by increases in facilities re-equipped with new presses in Austria, Spain and Belgium, with Belgian volume up almost 45% for the nine month period compared to 2006.

Latin America

Latin America’s revenues for the third quarter of 2007 were $75 million, up from $61 million in 2006. Excluding the impact of foreign currency and paper sales, revenues for the third quarter of 2007 were up 5.7% compared to last year. Significant revenue increases from Colombia and Mexico, during the third quarter

6

were the result of growing volume. The increase in Colombia and Mexico mostly came from export sales of bibles and directories, respectively. However, the impact of these increases in volume on operating income was partly offset by less favourable pricing on the bibles during the quarter.

Year-to-date

For the first nine months of 2007, Quebecor World reported a net loss from continuing operations of $374 million or a diluted loss of $2.96 per share, compared to net income from continuing operations of $19 million or a diluted loss of $0.06 per share for the same period in 2006. The results for the first nine months of 2007 included impairment of assets, restructuring, and other charges (IAROC) and goodwill impairment (net of taxes) of $321 million or $2.43 per share compared to $54 million or $0.42 per share in 2006 which resulted in a non-cash impact mainly due to the European transaction as discussed above. Excluding impairment of assets, restructuring, and other charges (IAROC), and goodwill impairment (net of taxes) adjusted diluted loss per share was $0.53 for the first nine months of 2007 compared to adjusted diluted earnings per share of $0.36 in the same period of 2006. On the same basis, adjusted operating income in the first nine months of 2007 was $88 million compared to $167 million in 2006. This decrease reflects lower revenues from plant closures, and restructuring programs as well as the effect of the poor European market conditions, which offset the increased profits in divisions where the retooling has already been completed, such as the U.S. Book and Magazines Divisions. Consolidated revenues for the first nine months of 2007 were $4.17 billion compared to $4.47 billion in the same period of 2006.

Dividend

The Board of Directors of Quebecor World Inc. declared today a dividend of CA$0.3845 per share on Series 3 Preferred Shares and CA$0.43125 on Series 5 Preferred Shares. The dividends are payable on December 1, 2007 to shareholders of record at the close of business on November 19, 2007.

Full Financial Information

Management Discussion and Analysis (“MD&A”)

Financial statements are available on the Company’s website and through the SEDAR and SEC filings

SEDAR web address: www.sedar.com

SEC web address: www.sec.gov

Conference Call

Quebecor World to include slide presentation in its Quarterly Investor Conference Call

7

Quebecor World to Webcast Investor Conference Call and Presentation on November 7, 2007

Quebecor World Inc. will broadcast its third quarter conference call live over the Internet on November 7, 2007 at 8:30 AM (Eastern Time).

The conference call and accompanying PowerPoint presentation will be broadcast live and can be accessed on the Quebecor World Website:

http://www.quebecorworldinc.com/main.aspx?id=209

The presentation and an archive of the Webcast will be available on the Quebecor World Web site following the conference call.

Prior to the call please ensure that you have the appropriate software. The Quebecor World web address listed above has instructions and a direct link to download the necessary software, free of charge.

Anyone unable to attend this conference call may listen to the replay tape by phoning 1-877-293-8133 or 403-266-2079 – passcode 516211#, available from November 7, 2007 to December 7, 2007.

For the European transaction the conversion rate of Euros into U.S. dollars was at an exchange rate of $1.4219 U.S. dollars for one Euro.

Forward looking statements

This press release may include “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of Quebecor World Inc. (the “Company”), may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made.

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Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the “Risks and Uncertainties related to the Company’s business” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2006, and the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2006.

The forward-looking statements in this press release reflect the Company’s expectations as of November 7, 2007 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

About Quebecor World

Quebecor World Inc. (TSX:IQW, NYSE:IQW) is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. Quebecor World has approximately 27,500 employees working in more than 120 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

Web address: www.quebecorworld.com

For further information contact:

Tony Ross

Vice President, Communications

Quebecor World Inc.

(514) 877-5317

(800) 567-7070

9

Roland Ribotti

Vice President, Investor Relations

and Assistant Treasurer

Quebecor World Inc.

(514) 877-5143

(800) 567-7070

10

Quebecor World Inc.

Financial Highlights

(In millions of US dollars, except per share data)

(Unaudited)

	Three-month periods ended September 30		Nine-month periods ended September 30
	2007	2006	2007	2006

Consolidated Results from Continuing Operations
Revenues	$1,414.6	$1,546.2	$4,168.1	$4,465.9
Adjusted EBITDA	125.6	150.6	331.6	409.7
Adjusted EBIT	43.2	67.3	88.3	167.3
IAROC	132.7	11.6	198.2	65.1
Goodwill impairment charge	166.0	—	166.0	—
Operating income (loss)	(255.5)	55.7	(275.9)	102.2
Net income (loss) from continuing operations	(315.1)	19.2	(374.3)	19.0
Net income (loss)	(315.1)	18.9	(374.3)	16.9
Adjusted EBITDA margin *	8.9%	9.7%	8.0%	9.2%
Adjusted EBIT margin *	3.1%	4.3%	2.1%	3.7%
Operating margin *	(18.1)%	3.6%	(6.6)%	2.3%

Segmented Information from Continuing Operations
Revenues
North America	$1,098.4	$1,241.1	$3,224.9	$3,537.6
Europe	242.5	244.1	744.6	758.1
Latin America	75.0	61.2	202.3	170.5

Adjusted EBIT
North America	$58.6	$75.7	$151.0	$177.8
Europe	(13.1)	(6.0)	(52.9)	(8.6)
Latin America	3.2	3.4	7.5	6.8

Adjusted EBIT margin *
North America	5.3%	6.1%	4.7%	5.0%
Europe	(5.4)%	(2.5)%	(7.1)%	(1.1)%
Latin America	4.2%	5.4%	3.7%	4.0%

Selected Cash Flow Information
Cash (used in) provided by operating activities	$(41.8)	$51.2	$133.5	$205.8
Free cash flow (outflow) **	(81.7)	(40.5)	(12.3)	(9.2)

Per Share Data
Earnings (loss) from continuing operations
Diluted	$(2.42)	$0.09	$(2.96)	$(0.06)
Adjusted diluted	$(0.36)	$0.17	$(0.53)	$0.36

	Nine-month	Twelve-month
	period ended September 30	period ended December 31
	2007	2006

Financial Position
Working capital	$(73.1)	$(76.0)
Total assets	5,554.9	5,823.4
Long-term debt (including convertible notes)	2,284.6	2,132.4
Shareholders’ equity***	1,414.2	1,882.2
Debt-to-capitalization***	62:38	53:47
Debt-to-Adjusted-EBITDA ratio (times) ****	4.6	3.7
Interest coverage ratio (times) ****	2.3	4.3

EBITDA: Operating income before depreciation and amortization.

IAROC: Impairment of assets, restructuring and other charges.

Adjusted: Defined as before IAROC and before goodwill impairment charge.

Debt-to-Ajusted-EBITDA ratio: Total debt divided by Adjusted EBITDA.

Interest coverage ratio: Adjusted EBITDA divided by financial expenses.

*	Margins calculated on revenues.
**	Cash provided by operating activities, less capital expenditures and preferred share dividends, net of proceeds from disposals of assets and proceeds from business disposals.
***	Prior periods amount have been revised. See Note 12 to Consolidated Financial Statements.
****	For continuing operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THIRD QUARTER 2007

INTRODUCTION

The following is a discussion of the consolidated financial condition and results of operations of Quebecor World Inc. (the “Company” or “Quebecor World”) for the three-month and nine-month periods ended September 30, 2007 and 2006, and it should be read together with the Company’s corresponding interim Consolidated Financial Statements and the 2006 annual Management’s Discussion and Analysis (“MD&A”). The interim Consolidated Financial Statements and MD&A have been reviewed by the Company’s Audit Committee and approved by its Board of Directors. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements that is part of this MD&A. Management determines whether or not information is “material” based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

A complete review of Quebecor World’s profile and strategy can be found in the “Overview” section of the Company’s 2006 annual MD&A.

Presentation of financial information

Financial data has been prepared in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”).

The Company reports on certain non-GAAP measures that are used by management to evaluate performance of business segments. These measures used in this discussion and analysis do not have any standardized meaning under Canadian GAAP, although management believes that such measures are meaningful and helpful to understanding the Company’s affairs, operations and results. When used, these measures are defined in such terms as to allow the reconciliation to the closest Canadian GAAP measure. Numerical reconciliations are provided in Figures 5 and 6. It is unlikely that these measures could be compared to similar measures presented by other companies.

The Company’s reporting currency is the U.S. dollar, and its functional currency is the Canadian dollar.

Forward-looking statements

This MD&A includes “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this MD&A, including statements regarding the prospects of the industry, and prospects, plans, financial position and business strategy of the Company, may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements.

For more information on the risks, uncertainties and assumptions that would cause the Company’s actual results to differ from current expectations, please also refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the “Risks and uncertainties related to the Company’s business” section in the MD&A for the year ended December 31, 2006 and in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2006.

The forward-looking statements in this MD&A reflect the Company’s expectations as of November 7, 2007 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

1.     Overall performance and outlook for 2007

1.1    European operations

On November 7, 2007, Quebecor World announced a sale and merger of its European operations with Roto Smeets De Boer NV (“RSDB”). The new merged entity will be named Roto Smeets Quebecor (“RSQ”) and will be listed on Euronext Amsterdam. Under the terms of the merger agreement RSDB will remit to Quebecor World cash and securities valued at €240 million, subject to certain post closing adjustments. The consideration for Quebecor World will be comprised of 1.4 million shares in RSDB whereby Quebecor World will acquire a 29.9% stake in the combined business and €150 million in cash. The net cash proceeds of approximately €150 million will be used by Quebecor World to repay debt and to provide a 8-year note of €35 million to RSQ repayable from 2011 to 2015. The merger would create the largest independent European gravure and offset printing company. It is conditional on the approval of the shareholders of RSDB and receipt of clearance from the European Commission, with closing expected to take place by the end of 2007.

This merger is a key element of Quebecor World’s 5-Point Transformation Plan, and should be a significant benefit for shareholders by reducing debt, and repositioning its risk profile, while allowing Quebecor World to play a leading role in the consolidation of the European print industry. The new entity, RSQ, will have a great opportunity to consolidate the industry, reduce duplicate costs, capture scale synergies and leverage opportunities in the combined entity. The merger will improve Quebecor World’s financial position and provide additional financial flexibility. It will also enable Quebecor World to strategically reposition itself to focus on growing earnings within its core businesses in the Americas.

Quebecor World’s European operations currently include 18 printing and related facilities employing approximately 4,000 people in Austria, Belgium, Finland, France, Spain, Sweden and the United Kingdom. Quebecor World Europe (“QWE”) produces magazines, catalogs, retail inserts, direct mail products, books and directories for many of the world’s largest retailers, publishers and branded goods companies.

RSDB is a leading European provider of high-value graphic printing services based in Hilversum, the Netherlands with annual revenues of more than €500 million in 2006. RSDB’s principal business, Print Productions, produces full service gravure and offset printing material, with seven printing facilities in the Netherlands and one printing facility in Hungary, supported by sales offices in seven European countries. RSDB’s Marketing Communications business focuses on marketing communications solutions and customer management processes.

The merger is subject to the following conditions precedent: the approval of RSDB’s shareholders, and certain regulatory clearances (the “Conditions Precedent”). The transaction is not subject to the approval of Quebecor World’s shareholders. Parties have agreed to provide certain transitional services in the period until the end of 2008 in order to ensure the smooth transition of QWE and its business from Quebecor World to RSQ. In the event that the transaction is not completed as a result of a default by one party (other than as a result of a failure to satisfy the Conditions Precedent or under other limited circumstances), the defaulting party is obliged to pay the other party a break-up fee of €15 million.

The Supervisory Board of Roto Smeets Quebecor will be comprised of five directors. Two out of five members, including the vice-chairman’s role, of the Supervisory Board will be nominated by Quebecor World. Resolutions of the Supervisory Board are, in general, adopted by an absolute majority, however, certain predefined corporate decisions, such as decisions relating to mergers and acquisitions, the issuance of new shares and the change of the dividend policy, will require a four out of five majority vote for a period of four years from closing. While QWI and RSDB have agreed that the Management Board of Roto Smeets Quebecor will be led by current RSDB management, it is expected that QWE’s experienced senior management team will continue to run the operations in each European country in which it currently operates. The key members of QWE’s existing senior management team have indicated their support for the transaction and their continued involvement with the combined business. Their local expertise will be a valuable asset in the new merged company. This merger could result in an estimated loss on disposal of $70 million before cumulative translation adjustment impact. Following this transaction, the basis of accounting for the investment in RSQ will be the equity method.

1.2    Third quarter 2007 at a glance

Quebecor World continues to build on the initiatives it launched in 2006 with regard to the Company’s Five-Point Transformation Plan. The following was achieved in the third quarter of 2007:

Customer Value: During the third quarter, Quebecor World continued to build the capability to increase value to customers by expanding its value-added services. For example, Quebecor World is offering a multi-channel solution to marketers and retailers. This integrated solution combines the multiple forms of media across Quebecor World, to support customers as they advertise, improve prospecting, drive store traffic, improve brand awareness and grow their business. As multi-channel marketers continue to target more focused market segments, they require a key partner to provide a complete solution that integrates the multiple channels of catalogs, retail fliers, direct mail, Internet, and other advertising channels, and Quebecor World is positioning itself to be this key partner. The Company remains committed to achieve its objective of $300 million in new and higher margin sales, annual run-rate by year end 2008 from this initiative.

An important aspect of Quebecor World’s customer value initiative is ensuring customers receive a quality product delivered on-time, every time. In the quarter, the Company’s focus on quality was recognized by the award of 27 Gold Ink Awards, including 4 gold, 2 silver and 21 pewter awards in the 2007 Gold Ink competition. Now in its 20th year, the Gold Ink Awards recognizes excellence in print reproduction and is considered one of the most prestigious and challenging production competitions in the printing industry. In all, 13 Quebecor World facilities were honoured this year demonstrating that Quebecor World’s coast-to-coast North American platform provides customers with a unique capability to fulfill their publishing, marketing and advertising needs.

People: Quebecor World’s People initiative is focused on building high performance teams. During the third quarter of 2007, the Company continued to make progress in training and organizational development. In addition, the Company added two new members to its leadership team. Mr. Hughes Bakewell joined as President of the Direct Marketing Business to support the growth of this attractive business by providing innovative targeted marketing and advertising solutions to Quebecor World’s customers. Mr. Ben Schwartz was appointed as Senior Vice President People and Leadership to provide his expertise in building high performance teams and help people develop to the best of their abilities. The Company also continues to make progress in making its plants a safer place to work; with 10% fewer lost time accidents in its North American platform in the third quarter.

Execution: The Company’s continuous improvement program realized great progress in the quarter, and increased its momentum across the North American platform. A total of 153 individuals have been trained in the Six Sigma/Lean Manufacturing continuous improvement program. Continuous improvements in throughput and waste reduction have been the primary areas of focus as these represent the areas of highest impact with little or no capital requirement. In addition, gains are being recognized through the sharing of improved operating practices across the divisions as the trained Belts collaborate across their projects. Latin America will join their North American colleagues as they begin training in the Six Sigma/Lean Methodologies in November 2007. Based on these successes, the Company is on track to have projects already implemented or being implement with $100 million in annual improvements run-rate by year end 2008.

Retooling: Quebecor World’s three-year retooling initiative is focused on installing state-of-the-art technology, in fewer but larger facilities, by running faster, more efficient next-generation technology. Since the end of the second quarter, the Company completed eleven press start-ups consisting of 2 new presses and 9 relocations, including four relocations during the month of October. New and relocated equipment was installed in the North American book, catalog, retail, direct mail and Canadian platforms. The Company is pleased that the retooling effort is now completed. As part of its ongoing operations to further enhance customer and shareholder value, Quebecor World continues to explore and evaluate opportunities to deploy the latest press and bindery technology to maximize value and efficiencies. This major retooling effort has taken the last three years to complete and management is confident that the Company will benefit from this retooled network in the future.

Balance sheet: Quebecor World is committed to strengthening its balance sheet in a responsible manner. A key milestone to improve the Balance Sheet is the sale and merger of its European operations as discussed above. In addition, during the quarter, Quebecor World announced a full repurchase of its 8.42%, 8.52%, 8.54% and 8.69% Private Notes. Also, the Company successfully amended the terms of its revolving credit facility and agreed to a $750 million commitment limit which will be reduced to $500 million by July 1, 2008. Also in the quarter, Quebecor World completed a sale-leaseback transaction for net proceeds of $14.5 million. These transactions are further discussed in the “Liquidity and capital resources – Financing activities” section.

Overall, Quebecor World’s operating income was lower in the third quarter and year-to-date 2007 when compared to the same period in 2006. A significant portion of the shortfall was attributable to the Company’s European segment which faced challenging market conditions including excess capacity that is having an ongoing negative impact on prices. The Company’s operations in 2007 were also negatively impacted by the depreciation of the U.S. dollar against most major currencies. However, the recently retooled Magazine and Book Groups in North America continued to show improved results year-over-year in 2007. The results for the first nine-months of 2007 incorporated specific charges that are non-recurring in nature, including a significant loss on the disposal of the Lille facility in France in the first quarter. These charges are discussed in the “Financial Review” section of this MD&A. Management believes that the successful implementation of the Company’s Five-Point Transformation Plan as well as the merger of its European operations will promote long-term earnings growth and create more value for Quebecor World’s customers, people and shareholders.

1.3    Outlook for remainder of 2007

The Company continues to experience a number of challenges and expects to continue to face difficult and highly competitive market conditions. In response, the Company is taking measures to implement over time its Five-Point Transformation Plan, described in the 2006 annual MD&A. The Company believes that it is making progress on all five points within the transformation plan, in order to deliver on its targeted benefits. These benefits are expected to be $100 million in reduced costs and higher efficiencies from the Execution initiative, and $300 million in new revenues from the Customer Value initiative, both targeted annual run rates to be achieved by the end of 2008.

1.4    Impairment of goodwill and long-lived assets

The Company completed its annual goodwill impairment testing in the third quarter of 2007. Taking into account financial information such as the sale and merger with RSDB (see “European Operations” section), management determined that the carrying value of goodwill for its European reporting unit was not recoverable and that the resulting impairment of such goodwill amounted to its entire carrying value of $166.0 million at September 30, 2007. Quebecor World also concluded that the goodwill for its North America and Latin America segments was fully recoverable.

Quebecor World also recorded a $128.0 million impairment charge on long-lived assets in North America and Europe principally applied to machinery and equipment. This charge was a result of impairment tests being triggered in North America, because of the retooling plan and the relocation of existing presses into fewer, but larger and more efficient facilities. As part of the Five-Point Transformation Plan, the Company is continuously seeking to re-evaluate the future efficiency of its retooled network and make the necessary adjustments to its strategic plans. In Europe, the impairment test was triggered as a result of the merger of Quebecor World Europe with RSDB.

The Company may be required to take additional goodwill impairment charges and additional write-downs on the value of its long-lived assets and, in such event, its financial results and operations could be affected. However, this would not have any negative impact on Company’s bank covenants.

2.     Financial review

The Company assesses performance based on, among other measures, operating income and Adjusted EBIT (Figure 5). The following financial review focuses on continuing operations.

Figure 1

2.1    Third quarter review

The Company’s consolidated revenues for the third quarter of 2007 were $1.41 billion, a 8.5% decrease when compared to $1.55 billion for the same period in 2006. Excluding the impact of currency translation (Figure 2), revenues were $1.38 billion for the quarter, down 10.8% compared to 2006. The decrease in revenues resulted mostly from lower paper sales, but also from reduced volume mostly caused by plant closures and temporary restructuring dislocations as well as continued price pressures, as further discussed in the “Segment results” section. In the third quarter of 2007, Adjusted EBIT decreased to $43.2 million compared to $67.3 million in 2006. Adjusted EBIT margin was 3.1% for the third quarter, compared to 4.3% for the same period in 2006.

Impact of Foreign Currency

($ millions)

	Three months ended	Nine months ended
	September 30, 2007	September 30, 2007

Foreign currency favorable impact on revenues	$36.0	$80.7

Foreign currency unfavorable impact on operating income	$(1.2)	$(4.3)

Figure 2

Paper sales, excluding the effect of currency translation, decreased by 18.2% for the third quarter of 2007, compared to the same period in 2006. The paper sales decrease is mostly explained by plant closures as well as more client supplied paper. Although the variance in paper sales has an impact on revenues, it has little impact on operating income because the cost is generally passed on to the customer. Most of the Company’s long-term contracts with its customers include price-adjustment clauses based on the cost of materials in order to minimize the effects of fluctuation in the price of paper.

Cost of sales for the third quarter of 2007 decreased by 9.6% to $1.17 billion compared to $1.30 billion for the corresponding period in 2006. The decrease, compared to 2006, is mostly explained by a decrease in sales volume and labour costs, both partly resulting from plant closures. Gross profit margin was 17.1% in the third quarter of 2007 compared to 16.2% in 2006. Excluding the negative impact of currency, gross profit margin increased to 17.3% in the third quarter of 2007. The improvement in Quebecor World’s gross profit margin principally reflects some of the anticipated productivity gains in business groups where the retooling and restructuring initiatives have been completed.

Selling, general and administrative expenses for the third quarter of 2007 were $112.2 million compared with $98.5 million in 2006. Excluding the unfavourable impact of currency translation of $3.2 million, selling, general and administrative expenses increased by 10.7% compared to the same period last year. The increase is due in part to investments in continuous improvement programs.

Securitization fees totalled $8.3 million for the third quarter of 2007, up from $8.1 million for the third quarter of 2006. The increase for the quarter was mainly due to higher interest rates underlying the program fees partially offset by lower usage of the program. Servicing revenues and expenses did not have a significant impact on the Company’s results.

Depreciation and amortization expenses were $77.2 million in the third quarter of 2007, compared with $76.4 million in 2006. Excluding the unfavourable impact of currency translation of $2.0 million, depreciation and amortization expenses decreased by 1.6% compared to the third quarter of 2006. The replacement and decommissioning of underperforming assets by investments in state-of-the-art printing technology mostly offset the decrease in depreciation and amortization expenses in the third quarter of 2007 caused by plant closures, and sale and leaseback agreements on land and buildings and equipment.

Loss on business disposals was $1.7 million in the third quarter of 2007 and was related to the disposal of an offset facility used in commercial printing in Nantes, France.

During the third quarter of 2007, the Company recorded impairment of assets, restructuring and other charges (“IAROC”) of $132.7 million, compared to $11.6 million last year. The charge for the quarter was related to the impairment of long-lived assets in Europe and in North America. These measures are described in the “Impairment of assets and restructuring initiatives” section.

Quebecor World completed its annual goodwill impairment test in the third quarter of 2007. As a result, management concluded that, taking into account financial information such as the sale and merger of its European operations, the entire carrying amount of goodwill for the European reporting unit was not recoverable and as such, a pre-tax impairment charge of $166.0 million was taken at the end of the third quarter. See the “European Operations” and “Impairment of goodwill and long-lived assets” sections for additional information.

Financial expenses were $106.5 million in the third quarter of 2007, compared to $33.7 million in 2006. The variance of $72.8 million was mainly explained by a one time prepayment premium of $53.1 million for the early redemption of the Company’s outstanding 8.42% Senior Notes, Series A, due July 15, 2010, 8.52% Senior Notes, Series B, due July 15, 2012, 8.54% Senior Notes, Series C, due September 15, 2015 and 8.69% Senior Notes, Series D, due September 15, 2020. The increase was also caused by higher interest rates, a higher average level of debt as well as by the depreciation of the U.S. currency against the other major currencies.

Income tax recovery was $49.8 million in the third quarter of 2007, compared to a charge of $2.7 million in 2006. Income tax recovery before IAROC and goodwill impairment charge was $23.1 million in the third quarter of 2007, compared to a charge of $4.0 million for the same period last year. The income tax recovery, in the third quarter of 2007, was mostly due to impairment of assets and restructuring charges in North America (recovery of $19.6 million), the impairment of goodwill in Europe (recovery of $6.8 million) as well as higher financial expenses as discussed above.

For the third quarter ended September 30, 2007, the Company reported a loss per share of $2.42 compared to earnings per share of $0.09 in 2006. These results incorporated IAROC and goodwill impairment charge, net of income taxes, of $272.0 million or $2.06 per share compared with $10.3 million or $0.08 per share in 2006. Excluding these charges, adjusted diluted loss per share was $0.36 in the third quarter of 2007 compared to adjusted diluted earnings per share of $0.17 for the same period in 2006.

2.2    Year-to-date review

On a year-to-date basis, the Company’s consolidated revenues were $4.17 billion, a 6.7% decrease when compared to $4.47 billion for the same period in 2006. Excluding the impact of currency translation (Figure 2), revenues were $4.09 billion for the nine months of 2007, down 8.5% compared to 2006. The decrease in revenues resulted from lower paper sales as well as reduced volume mostly caused by temporary restructuring dislocations and plant closures as well as continued price pressures as further discussed in the “Segment results” section. On a year-to-date basis, adjusted EBIT decreased to $88.3 million compared to $167.3 million in 2006. Adjusted EBIT margin was 2.1% for the nine months of 2007, compared to 3.7% for the same period in 2006. These results were impacted by significant non-recurring specific charges that are discussed below.

Paper sales, excluding the effect of currency translation, decreased by 15.6% on a year-to-date basis, compared to the same period in 2006. The explanation provided in the “Third Quarter Review” section above, outlining the causes behind the decrease, also applies for the year-to-date variation.

On a year-to-date basis, cost of sales decreased by 7.1% to $3.49 billion compared to $3.76 billion for the corresponding period in 2006. The decrease, compared to 2006, is explained mostly by decreases in sales volume, impacting all variable costs, but more significantly labour costs. Decreases in variable costs and sales volume are both partly resulting from plant closures. Gross profit margin increased to 16.3% for the nine months of 2007 compared to 15.9% in 2006. Excluding the negative impact of currency, gross profit margin increased to 16.4% on a year-to-date basis. The improvement in Quebecor World’s gross profit margin principally reflects some of the anticipated productivity gains in business groups where the retooling and restructuring initiatives have been completed.

Selling, general and administrative expenses were $329.1 million on a year-to-date basis compared with $293.4 million in 2006. Excluding the unfavourable impact of currency translation of $6.6 million, selling, general and administrative expenses increased by 9.9% compared to the same period last year. The increase is due in part to investments in continuous improvement programs as well as charges related to strategic initiatives and changes in the timing of accruals for compensation charges in 2007 compared to 2006.

Securitization fees totalled $21.6 million on a year-to-date basis, down from $22.6 million for the same period in 2006. The decrease for the period was mainly due to lower usage of the program partially offset by higher interest rates underlying the program fees. Servicing revenues and expenses did not have a significant impact on the Company’s results.

Depreciation and amortization expenses were $226.9 million for the first nine months of 2007, compared with $223.4 million in 2006. Excluding the unfavourable impact of currency translation of $4.5 million, depreciation and amortization expenses were fairly flat compared to last year. The replacement and decommissioning of underperforming assets by investments in state-of-the-art printing technology has mostly offset the decrease in depreciation and amortization expenses caused by plant closures, and sale and leaseback agreements on land and buildings and equipment.

Loss on business disposals was $12.7 million on a year-to-date basis and was related to the disposal of the Lille and Nantes facilities in France respectively during the first and the third quarter of 2007. The loss of $2.2 million in 2006 was mainly attributable to the disposal of a facility in North America.

During the first nine months of 2007, the Company recorded IAROC of $198.2 million, compared to $65.1 million last year. On a year-to-date basis, the charge was mainly related to the impairment of long-lived assets in Europe and North America and to the closure and consolidation of facilities in North America as well as workforce reductions. Finally, the Company recorded pension settlement charges related to prior year initiatives. These measures are described in the “Impairment of assets and restructuring initiatives” section.

Quebecor World completed its annual goodwill impairment test in the third quarter of 2007. As a result, management concluded that, taking into account financial information such as the sale and merger of its European operations, the entire carrying amount of goodwill for the European reporting unit was not recoverable and as such, a pre-tax impairment charge of $166.0 million was taken at the end of the third quarter. See the “European Operations” and “Impairment of goodwill and long-lived assets” sections for additional information.

On a year-to-date basis, financial expenses were $182.3 million, compared to $94.8 million in 2006. The variance of $87.5 million is partly explained by a one time prepayment premium of $53.1 million, in the third quarter, for the early redemption of the Company’s outstanding 8.42% Senior Notes, Series A, due July 15, 2010, 8.52% Senior Notes, Series B, due July 15, 2012, 8.54% Senior Notes, Series C, due September 15, 2015 and 8.69% Senior Notes, Series D, due September 15, 2020. The variance is also explained by a lower amount of interest capitalized to the cost of equipment due to the finalization of Quebecor World’s retooling plan as well as the premium paid and loss incurred on the redemption of the Company’s 6.00% Convertible senior subordinated notes during the second quarter. In addition to those elements, the increase was also caused by higher interest rates, a higher average level of debt and the depreciation of the U.S. currency against the other major currencies.

Income tax recovery was $89.3 million on a year-to-date basis, compared to $12.0 million in 2006. Income tax recovery before IAROC and goodwill impairment charge was $46.4 million for the first nine months of 2007, compared to $1.2 million for the same period last year. The income tax recovery in the first three quarters of 2007 was mainly due to increased losses and the impairment of long-lived assets in North America.

The effective tax rate for the first nine months of 2007 was 19.2% compared to a statutory rate of 33.1%. The decrease of 13.9% was mainly explained by a valuation allowance on tax losses in Canada and Europe as well as the goodwill impairment charge in Europe that is mostly non-deductible.

On a year-to-date basis, the Company reported a loss per share of $2.96 compared to $0.06 in 2006. These results incorporate IAROC and goodwill impairment charge, net of income taxes, of $321.3 million or $2.43 per share compared with $54.3 million or $0.42 per share in 2006. Excluding these charges, adjusted diluted loss per share was $0.53 for the first nine months of 2007 compared with adjusted diluted earnings per share of $0.36 in the same period of 2006.

2.3    Quarterly trends

Selected Quarterly Financial Data (Continuing Operations)

($ millions, except per share data)

	2007			2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Consolidated Results
Revenues	$1,414.6	$1,360.1	$1,393.4	$1,620.4	$1,546.2	$1,452.2	$1,467.5	$1,664.0
Adjusted EBITDA	125.6	114.0	92.0	170.2	150.6	130.6	128.5	167.9
Adjusted EBIT	43.2	33.9	11.2	74.2	67.3	50.4	49.6	87.3
IAROC	132.7	36.0	29.5	46.2	11.6	31.4	22.1	11.9
Goodwill impairment charge	166.0	—	—	—	—	—	—	243.0
Operating income (loss)	(255.5)	(2.1)	(18.3)	28.0	55.7	19.0	27.5	(167.6)
Operating margin	(18.1)%	(0.2)%	(1.3)%	1.7%	3.6%	1.3%	1.9%	(10.1)%
Adjusted EBIT margin	3.1%	2.5%	0.8%	4.6%	4.3%	3.5%	3.4%	5.3%
Net income (loss) from continuing operations	(315.1)	(21.1)	(38.1)	11.6	19.2	(6.5)	6.3	(205.0)
Net income (loss)	(315.1)	(21.1)	(38.1)	11.4	18.9	(7.2)	5.2	(210.6)
Per Share Data
Earnings (loss)
Basic and diluted	$(2.42)	$(0.20)	$(0.34)	$0.03	$0.09	$(0.11)	$(0.04)	$(1.64)
Adjusted diluted	$(0.36)	$—	$(0.17)	$0.28	$0.17	$0.10	$0.09	$0.21

IAROC: Impairment of assets, restructuring and other charges	Figure 3
Adjusted: Defined as before IAROC and before goodwill impairment charge

Adjusted EBITDA trend

Adjusted EBITDA for the first nine months of 2007 was, overall, lower than last year due to price pressures, volume declines and inefficiencies resulting from previous periods restructuring activities. These more than offset the year-over-year improvements, achieved in the first nine months of 2007, resulting from the retooling initiatives and restructuring process.

Overall performance for the previous eight quarters was also affected by operational inefficiencies mainly in plants involved in the installation of new equipment or press closures as well as those due to plant closures. In all four quarters of 2006, the Company continued to face difficult market conditions, resulting in price erosion worldwide and decreased volume in certain of the Company’s markets. The retooling benefits, as well as growth in new value added services such as in Premedia and Logistics, as well as the Company’s Five-Point Transformation Plan are intended to help reverse this negative trend.

Seasonal impact

Revenues generated by the Company are seasonal with a greater part of volume being realized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches, back-to-school ads, marketing by retailers, increased catalog activity, and holiday promotions. Therefore, an analysis of the consecutive quarters is not a true measurement of the revenue trend (Figure 3).

IAROC impact

Significant IAROC have resulted from the Company’s focus on cost reduction and retooling activities undertaken during the previous years that involved a reduction in workforce, closure or downsizing of facilities, decommissioning of under-performing assets, lowering of overhead expenses, consolidating corporate functions and relocating sales and administrative offices into plants. This determined focus on cost containment has reduced the Company’s long-term cost structure and is expected to improve efficiency across the platform. For the nine-month period ended September 30, 2007, the Company recorded IAROC of $198.2 million relating to its European and North American platforms. Of that amount, $155.8 million was related to an impairment charge of long-lived assets for European and North American facilities, $37.6 million related to restructuring charges incurred in the first nine months of 2007 for the closure of North American facilities and the continuation of prior year initiatives, and $4.8 million related to pension settlements in North American facilities.

Goodwill impairment charge impact

Throughout 2005, the European reporting unit suffered from poor market conditions, namely continued price erosion and decreased volumes, as well as several production inefficiencies and the loss of an important client in the United Kingdom. As a result, the Company concluded that the carrying amount of goodwill for the European reporting unit was not fully recoverable and a pre-tax impairment charge of $243.0 million was taken at December 31, 2005. Since then, the European reporting unit continued to be severely impacted by the same poor market conditions. Quebecor World completed its annual goodwill impairment test in the third quarter of 2007, taking into account financial information such as the sale and merger of its European operations. Consequently, management determined that the entire carrying amount of goodwill for the European reporting unit was not recoverable and a pre-tax impairment charge of $166.0 million was taken at the end of the third quarter of 2007.

General market conditions impact

The Company’s performance for the last eight quarters was primarily affected by the difficult market environment, which more than offset some of the benefits from Quebecor World’s restructuring process and the decreased costs from other initiatives mentioned above. Competition in the industry remains intense as the industry is still in the process of consolidation, evidenced by several recent mergers. The publishing market is largely constant in volumes, while the primary demand for printed marketing materials is stable with low growth. The Company is focusing on adding customer value and improving productivity through continuous improvement projects and the recent deployment of next generation technology, in order to create an operating network capable of being highly competitive in this market.

2.4    Segment results

The following is a review of activities by segment which, except as otherwise indicated, focuses only on continuing operations.

Segment Results of Continuing Operations ($ millions)

Selected Performance Indicators

							Inter-Segment and Others
	North America		Europe		Latin America				Total
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Three months ended September 30
Revenues	$1,098.4	$1,241.1	$242.5	$244.1	$75.0	$61.2	$(1.3)	$(0.2)	$1,414.6	$1,546.2
Adjusted EBITDA	120.6	142.4	3.8	7.5	6.5	6.3	(5.3)	(5.6)	125.6	150.6
Adjusted EBIT	58.6	75.7	(13.1)	(6.0)	3.2	3.4	(5.5)	(5.8)	43.2	67.3
IAROC	55.2	3.3	77.5	7.7	—	0.6	—	—	132.7	11.6
Goodwill impairment charge	—	—	166.0	—	—	—	—	—	166.0	—
Operating income (loss)	3.4	72.4	(256.6)	(13.7)	3.2	2.8	(5.5)	(5.8)	(255.5)	55.7
Adjusted EBITDA margin	11.0%	11.5%	1.5%	3.1%	8.7%	10.2%			8.9%	9.7%
Adjusted EBIT margin	5.3%	6.1%	(5.4)%	(2.5)%	4.2%	5.4%			3.1%	4.3%
Operating margin	0.3%	5.8%	(105.8)%	(5.6)%	4.2%	4.6%			(18.1)%	3.6%

Capital expenditures (1)	$43.4	$51.3	$18.7	$27.5	$0.4	$2.5	$—	$1.3	$62.5	$82.6
Change in non-cash balances related to operations, cash flow (outflow) (1)	(67.9)	(44.2)	(18.8)	11.1	(8.2)	1.0	(4.1)	(12.9)	(99.0)	(45.0)
Nine months ended September 30
Revenues	$3,224.9	$3,537.6	$744.6	$758.1	$202.3	$170.5	$(3.7)	$(0.3)	$4,168.1	$4,465.9
Adjusted EBITDA	338.4	372.9	(6.8)	29.8	17.0	15.3	(17.0)	(8.3)	331.6	409.7
Adjusted EBIT	151.0	177.8	(52.9)	(8.6)	7.5	6.8	(17.3)	(8.7)	88.3	167.3
IAROC	101.7	29.4	96.4	34.5	0.1	1.2	—	—	198.2	65.1
Goodwill impairment charge	—	—	166.0	—	—	—	—	—	166.0	—
Operating income (loss)	49.3	148.4	(315.3)	(43.1)	7.4	5.6	(17.3)	(8.7)	(275.9)	102.2
Adjusted EBITDA margin	10.5%	10.5%	(0.9)%	3.9%	8.4%	9.0%			8.0%	9.2%
Adjusted EBIT margin	4.7%	5.0%	(7.1)%	(1.1)%	3.7%	4.0%			2.1%	3.7%
Operating margin	1.5%	4.2%	(42.3)%	(5.7)%	3.7%	3.3%			(6.6)%	2.3%

Capital expenditures (1)	$141.1	$134.5	$52.2	$58.4	$2.8	$26.4	$1.1	$(0.3)	$197.2	$219.0
Change in non-cash balances related to operations, cash flow (outflow) (1)	(15.1)	(106.9)	(57.6)	5.1	(5.8)	2.3	53.7	35.3	(24.8)	(64.2)

IAROC: Impairment of assets, restructuring and other charges Adjusted: Defined as before IAROC and before goodwill impairment charge	Figure 4

(1) Including both continuing and discontinued operations

North America

The North American segment is comprised of the following business groups: Magazine, Retail, Catalog, Book & Directory, Direct, Canada, Logistics, Premedia and other value added services. North American revenues for the third quarter of 2007 were $1,098.4 million, down 11.5% from $1,241.1 million in 2006 and $3,224.9 million for the nine-month period, down 8.8% from $3,537.6 million for the same period in 2006. Excluding the effect of currency translation and the unfavourable impact of paper sales, revenues decreased by 5.5% in the third quarter and 3.4% on a year-to-date basis compared to the same periods last year. Revenues in the North American segment continued to be impacted by negative price pressures. Volume decreased during the third quarter and the nine first months of 2007, mainly due to restructuring initiatives in the Catalog, Magazine, Book and Canada groups. Additional volume contracted with Yellow Book positively impacted the Directory group since the beginning of the second quarter of 2007. Finally, due to a very strong Canadian dollar, the Canada group continued to be affected by less favourable foreign exchange contracts on sales to its U.S. customers.

Operating income and margin in North America decreased in the third quarter and on a year-to-date basis compared to 2006. Operating income in North America was impacted by the highly competitive market conditions as well as inefficiencies and costs related to the finalization of the Company’s retooling plan during the third quarter of 2007. The decrease was partly offset by the benefits from the retooling completed in 2006 and cost reductions in the Book & Directory and Magazine groups over the nine-month period ended on September 30, 2007. In addition, the Book and Direct groups benefited from the impact of favourable product mix with higher value added work and services.

In the third quarter of 2007, the Company completed the start-up of two Timson book presses in its Buffalo, NY facility (Book & Directory group). Quebecor World also completed the U.S. Catalog retooling plan in July with the installation of a Rotoman 64 page press in its Jonesboro, AR facility (Catalog & Retail group). Although management is considering additional investments in Quebecor World’s North American platform, the Company finalized its major North American retooling plan, as expected, before the 2007 busy season.

The North American workforce was reduced year-over-year by 1,007 employees, or 4.4%, mostly as a result of the restructuring initiatives completed thus far.

Europe

The European segment operates mainly in the Magazine, Retail, Catalog and Book markets. European revenues for the third quarter of 2007 were $242.5 million, down 0.6% from $244.1 million in 2006 and $744.6 million for the nine-month period, down 1.8% from $758.1 million for the same period in 2006. Excluding the impact of currency translation and paper sales, revenues were down 6.3% and 6.5% respectively for the third quarter and the year-to-date compared to the same periods in 2006. Overall, volume decrease experienced in Europe was mostly the result of the disposal of the Lille and the Strasbourg French facilities, as well as press start-up inefficiencies and equipment transfers. This shortfall was however partly offset by increases in facilities re-equipped with new presses in Austria, Spain and Belgium, with Belgian volume almost up 45% from last year during the nine-month period of 2007.

On a year-to-date basis, the operating income and margin for the European segment decreased compared to the same period in 2006, but increased in Finland and Sweden. The increased volume in Belgium and Spain did not translate into increased operating income as their positive effects were offset by press start up inefficiencies and a negative work mix in the nine-month period of 2007. The trend in this segment’s operating income and margin reflects lower demand, price pressures, temporary inefficiencies experienced with the installation of new presses and transfer of volumes between plants. Year-over-year, the European workforce was reduced by 8.0% or 318 employees.

Latin America

Latin America operates mainly in the Book, Directory, Magazine, Catalog and Retail markets. Latin America’s revenues for the third quarter of 2007 were $75.0 million, up 22.5% from $61.2 million in 2006 and $202.3 million, on a year-to-date basis, up 18.6% from $170.5 million for the same period in 2006. Excluding the impact of foreign currency and paper sales, revenues for the third quarter of 2007 were up 5.7% compared to last year. Significant revenue increases from Colombia and Mexico, during the third quarter and the first nine months, were the result of a growing volume. The increase in Colombia and Mexico mostly came from export sales of bibles and directories respectively. However, the impact of these increases in volume on operating income was partly offset by less favourable pricing on the bibles during the quarter. Overall, in addition to cost reductions, these factors contributed to the growth in operating income during the third quarter of 2007 compared to last year.

2.5  Impairment of assets and restructuring initiatives

Quebecor World has undertaken various restructuring initiatives to increase the efficiency of the pressroom and the return on capital employed by its facilities. Restructuring costs are mostly the result of plant closures and workforce reductions resulting from current and prior years’ initiatives. A description of these initiatives is provided in Note 3 to the Consolidated Financial Statements for the period ended September 30, 2007.

The 2007 restructuring initiatives affected a total of 892 employees, of which 832 positions have been eliminated as of September 30, 2007. The remaining 60 positions will be eliminated in the near future. However, the Company estimates that 387 new jobs should be created in other facilities with respect to the 2007 initiatives. The execution of prior years’ initiatives resulted in the elimination of 773 jobs for the first nine months of 2007 and 209 are still to come.

As at September 30, 2007, the balance of the restructuring reserve was $21.9 million. The total cash disbursement related to this reserve is expected to be $14.4 million for the remainder of 2007. Finally, the Company expects to record a charge of $13.9 million in upcoming quarters for the restructuring initiatives that have already been announced at September 30, 2007.

The Company also recorded an impairment charge on long-lived assets of $128.0 million in the third quarter of 2007 for a total of $155.8 million after nine months in 2007.

Reconciliation of non-GAAP measures

($ millions, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Operating income from continuing operations- adjusted
Operating income (loss) (“EBIT”)	$(255.5)	$55.7	$(275.9)	$102.2
Impairment of assets, restructuring and other charges (“IAROC”)	132.7	11.6	198.2	65.1
Goodwill impairment charge	166.0	—	166.0	—

Adjusted EBIT	$43.2	$67.3	$88.3	$167.3
Operating income (loss) (“EBIT”)	$(255.5)	$55.7	$(275.9)	$102.2
Depreciation of property, plant and equipment(1)	77.2	76.3	226.9	223.2
Amortization of other assets(1)	5.2	7.0	16.4	19.2
Operating income (loss) before depreciation and amortization (“EBITDA”)	$(173.1)	$139.0	$(32.6)	$344.6
IAROC	132.7	11.6	198.2	65.1
Goodwill impairment charge	166.0	—	166.0	—
Adjusted EBITDA	$125.6	$150.6	$331.6	$409.7
Earnings (loss) per share from continuing operations
Net income (loss) from continuing operations	$(315.1)	$19.2	$(374.3)	$19.0
IAROC (2)	112.8	10.3	162.1	54.3
Goodwill impairment charge (3)	159.2	—	159.2	—
Adjusted net income (loss) from continuing operations	$(43.1)	$29.5	$(53.0)	$73.3
Net income allocated to holders of preferred shares	4.7	7.7	16.7	26.4
Adjusted net income (loss) from continuing operations available to holders of equity shares	$(47.8)	$21.8	$(69.7)	$46.9
Diluted average number of equity shares outstanding (in millions)	132.0	131.5	131.9	131.3
Earnings (loss) per share from continuing operations
Diluted	$(2.42)	$0.09	$(2.96)	$(0.06)
Adjusted diluted	$(0.36)	$0.17	$(0.53)	$0.36
Free Cash Flow
Cash provided by (used in) operating activities	$(41.8)	$51.2	$133.5	$205.8
Dividends on preferred shares	(5.9)	(9.7)	(17.6)	(33.6)
Additions to property, plant and equipment	(62.5)	(82.6)	(197.2)	(219.0)
Net proceeds from disposal of assets	28.5	0.2	69.0	9.2
Net proceeds from business disposals	—	0.4	—	28.4
Free cash flow (outflow)	$(81.7)	$(40.5)	$(12.3)	$(9.2)

Figure 5

Adjusted: Defined as before IAROC and goodwill impairment charge

(1) As reported in the Consolidated Statements of Cash Flows

(2) Net of income taxes of $19.9 million for the third quarter of 2007 ($36.1 million year-to-date) and $1.3 million for the  third quarter of 2006 ($10.8 million year-to-date)

(3) Net of income taxes of $6.8 million in 2007.

Reconciliation of non-GAAP measures

($ millions)

	Nine months	Twelve months
	ended September 30	ended December 31
	2007	2006
Debt-to-capitalization

Current portion of long-term debt	$47.4	$30.7
Long-term debt	2,237.2	1,984.0
Convertible notes	—	117.7
Total debt	$2,284.6	$2,132.4
Minority interest	—	1.3
Shareholders’ equity	1,414.2	1,882.2
Capitalization	$3,698.8	$4,015.9
Debt-to-capitalization	62:38	53:47
Total Debt and Accounts Receivable Securitization
Current portion of long-term debt	$47.4	$30.7
Long-term debt	2,237.2	1,984.0
Convertible notes	—	117.7
Total debt	$2,284.6	$2,132.4
Accounts receivable securitization	493.8	579.5
Total debt and accounts receivable securitization	$2,778.4	$2,711.9
Minority interest	—	1.3
Shareholders’ equity	1,414.2	1,882.2
Capitalization, including securitization	$4,192.6	$4,595.4
Debt-to-capitalization, including securitization	66:34	59:41
Coverage Ratios from continuing operations
Adjusted EBITDA	$331.6	$579.9
YTD December previous year	579.9	—
Nine-month period previous year	409.7	—
Adjusted EBITDA - Last 12 months	$501.8	$579.9
Financial expenses	$182.3	$134.2
YTD December previous year	134.2	—
Nine-month period previous year	94.8	—
Financial expenses adjusted - Last 12 months	$221.7	$134.2
Interest coverage ratio (times)	2.3	4.3
Total debt	$2,284.6	$2,132.4
Debt-to-Adjusted-EBITDA ratio (times)	4.6	3.7

Figure 6

3.     Liquidity and capital resources

3.1    Operating activities

	Three months ended		Nine months ended
Cash provided by (used in) operating activities	September 30,		September 30,
($ millions)	2007	2006	2007	2006
	$(41.8)	$51.2	$133.5	$205.8

The decrease in cash from operating activities generated in the third quarter and the first nine months of 2007 compared to the same period in 2006 was due mainly to the shortfall attributable to the Company’s European segment and the depreciation of the U.S. dollar.

The deficiency in working capital was $73.1 million at September 30, 2007, compared to $76.0 million at December 31, 2006. The improvement was due mainly to an increase in cash and cash equivalents and inventories, as well as a lower level of securitization of trade receivables as a result of modifications to the programs at the end of 2006. The improvement was mainly offset by a higher current portion of long term debt and higher level of trade payables and accrued liabilities. Quebecor World maximizes the use of its accounts receivable securitization programs, since the cost of these programs is lower than that of its credit facilities. The amount of trade receivables under securitization varies from month to month, based principally on the previous month’s volume (for example, September securitization is based on receivables at the end of August).

3.2  Financing activities

	Three months ended		Nine months ended
Cash provided by financing activities	September 30,		September 30,
($ millions)	2007	2006	2007	2006
	$96.2	$38.4	$64.3	$14.1

In the third quarter of 2007, Quebecor World paid dividends on preferred shares classified as equity totalling $5.9 million compared to $9.7 million during the same period in 2006. On a year-to-date basis, the Company paid dividends on preferred shares classified as equity of $17.6 million in 2007 compared to $33.6 million in 2006. Quebecor World paid dividends on equity shares totalling $13.3 million in the third quarter of 2006 and $39.8 million in the first nine months of 2006. These dividends are designated to be eligible dividends, as provided under subsection 89(14) of the Income Tax Act (Canada) and its provincial counterpart.

On October 29, 2007, Quebecor World redeemed the outstanding Senior Notes (8.42%, 8.52%, 8.54% and 8.69%) for a redemption price of 100% of the outstanding principal amount of the Notes, plus the accrued and unpaid interest on the Notes to the redemption date plus the applicable prepayment premium of $53.1 million due on the redemption date. The Notes were classified as long-term debt, since the Company drew on its syndicated revolving bank credit facility for the financing of this transaction.

On October 15, 2007, the Company announced that the fixed dividend rate for its Series 3 Cumulative Redeemable First Preferred Shares will be equal to 150% of the yield on five-year non-callable Government of Canada bonds to be determined on November 9, 2007. Holders of the Series 3 Preferred Shares will also have the right to convert all or any number of their shares effective as of December 1, 2007, on a one-for-one basis, into Series 2 Cumulative Redeemable First Preferred Shares.

On September 28, 2007, the Company finalized new terms for its syndicated Revolving bank facility. The amendment includes modification of the covenants to provide financial flexibility through to maturity of the agreement in January 2009. As part of the new agreement, the Company has agreed to reduce its facility from $1 billion to $750 million in October 2007, of which a portion will be secured by a lien on assets in an amount of $135.6 million. The amendment also includes a commitment to reduce the facility to $500 million by July 1, 2008 and provides certain restrictions on the use of proceeds and terms of repayment and it includes certain restrictive covenants, including the obligation to maintain certain financial ratios.

On September 26, 2007, the Company included additional equipment in its lease agreement that was announced on December 19, 2006, increasing the total financing to approximately $100 million. It is expected that, by the end of the current fiscal year, the lease agreement will be fully drawn.

In the third quarter of 2007, Quebecor World reimbursed CA$9.8 million ($9.2 million) on the long-term committed Equipment financing credit facility. As of September 30, 2007, the drawings under this facility amounted to CA$156.0 million ($156.9 million) compared to CA$118.0 million ($105.6 million) at the same date last year. In October 2007, the credit facility was secured by a lien on assets in an amount of $34.4 million.

On June 28, 2007, the Company redeemed all of the 6.00% Convertible Senior Subordinated Notes due on October 1, 2007 for a redemption price of 100.6% of the outstanding principal amount of the Notes, plus the accrued and unpaid interest. The aggregate outstanding principal amount of the Notes was $119.5 million.

3.3  Investing activities

	Three months ended September 30,		Nine months ended September 30,
Cash used in investing activities
($ millions)	2007	2006	2007	2006
	$(34.5)	$(87.0)	$(138.5)	$(196.5)

Additions to property, plant and equipment

In the third quarter of 2007, the Company invested $62.5 million in capital projects, compared to $82.6 million in 2006. On a year-to-date basis, $197.2 million has been invested in capital projects in 2007, compared to $219.0 million in 2006. Of that amount, approximately 71% represented development capital, including expenditures for new capacity requirements, but mostly for productivity improvement. The remaining portion was spent on equipment transferred between plants and maintenance of the Company’s existing structure. In 2006, the organic growth spending amounted to 76% (87% excluding building purchases).

Key year-to-date expenditures included approximately $41.3 million in North America and $47.3 million in Europe as part of the strategic retooling plans and a customer related project. Other notable projects are related to the Corinth, MS facility transformation into a dual-process, premier rotogravure and offset catalog facility.

Given the substantial amount of investment during the last three years as part of the retooling program and the fact that the European operations will no longer be consolidated, additions to property, plant and equipment are expected to be in the range of $100 to $150 million per year for the next two years and normalized longer term to the level of $150 to $200 million per year.

Proceeds from business disposals and disposal of assets

In the third quarter of 2007, proceeds on disposal of assets amounted to $28.5 million, compared to $0.2 million during the same period in 2006. Proceeds in the last quarter were mainly related to the sale and leaseback of equipment and the sale of four land and buildings. On a year-to-date basis, proceeds on disposal of assets amounted to $69.0 million compared to $9.2 million in 2006. The higher proceeds in 2007 included $34.2 million related to the sale and leaseback of land and buildings of two Canadian facilities completed on March 23, 2007.

4.     Financial position

4.1  Free cash flow

	Three months ended		Nine months ended
Free cash flow (outflow)	September 30,		September 30,
($ millions)	2007	2006	2007	2006
	$(81.7)	$(40.5)	$(12.3)	$(9.2)

The Company reports free cash flow because it is a key measure used by management to evaluate its liquidity (Figure 5). Free cash flow reflects cash flow available for business acquisitions, dividends on equity shares, repayments of long-term debt and repurchases of equity securities. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered as an alternative to the Consolidated Statement of Cash Flows. Free cash flow is a measure that can be used to gauge the Company’s performance over time. Investors should be cautioned that free cash flow as reported by Quebecor World may not be comparable in all instances to free cash flow as reported by other companies.

The decrease in free cash flow in the third quarter of 2007 compared to 2006 is due mainly to decrease in cash flows from operating activities as described above. This decrease was partly offset by the lower capital expenditures as the Company completes its retooling initiative.

On a year-to-date basis, free cash flow was lower in 2007 compared with 2006 as a result of lower cash flows from operating activities as described above and higher proceeds from business disposals recorded in 2006. The decrease was partly offset by higher proceeds from disposal of assets.

4.2  Financial ratios, financial covenants and credit ratings

Financial ratios

The key financial ratios used by management to evaluate the Company’s financial position are the interest coverage ratio, the debt-to-Adjusted-EBITDA ratio, and the debt-to-capitalization ratio. Calculations of key financial ratios are presented in Figure 6. At the end of the third quarter of 2007, the debt-to-capitalization ratio was 62:38, compared to 53:47 at December 31, 2006. The increase is largely attributable to non-cash impairment of long-lived assets and goodwill recognized in the third quarter of 2007. As at September 30, 2007, total debt plus accounts receivable securitization was 2,778.4 million, $66.5 million higher compared to December 31, 2006.

Financial covenants

The Company is subject to certain financial covenants in some of its major financing agreements. On September 28, 2007, Quebecor World amended the terms of its bank facility and its U.S. Securitization program. As at September 30, 2007, the Company was in compliance with all debt covenants as communicated in compliance reports under the various agreements governing such debts. The amounts disclosed in Figures 5 and 6 as well as the discussion in the “Financial ratios” section may not accurately represent figures used in the calculation of the actual debt covenants.

Credit ratings

As at October 29, 2007, the following credit ratings had been attributed to the senior unsecured debt of the Company:

Rating Agency	Rating
Moody’s Investors Service	B3
Standard and Poor’s	B
Dominion Bond Rating Service Limited	B

On August 28, 2007, Moody’s Investors Service and Standard and Poor’s lowered the Company’s credit ratings from B2 to B3 and from B+ to B, respectively. On August 30, 2007, Dominion Bond Rating Service Limited (“DBRS”) lowered the Company’s credit rating from BB to B High, and, on October 4, 2007, from B High to B. The Company’s future borrowing costs may increase as a result of these rating changes.

4.3    Contractual cash obligations

The following table sets forth the Company’s contractual cash obligations for the items described therein as at September 30, 2007:

Contractual Cash Obligations

($ millions)

	Remainder of					2012 and
	2007	2008	2009	2010	2011	thereafter	Total
Long-term debt	$22.1	$222.6	$666.7	$19.8	$19.8	$1,331.4	$2,282.4
Capital leases	1.5	3.1	7.8	1.2	2.1	4.5	20.2
Interest payments on long-term debt and capital leases(1)	42.1	164.7	113.5	108.3	107.3	340.8	876.7
Operating leases	38.2	76.4	55.0	36.8	27.5	126.2	360.1
Capital asset purchase commitments	102.3	7.4	—	—	—	—	109.7
Total contractual cash obligations	$206.2	$474.2	$843.0	$166.1	$156.7	$1,802.9	$3,649.1

Figure 7

(1)   Interest payments were calculated using the interest rate that would prevail should the debt be reimbursed as planned, and the outstanding balance as at September 30, 2007.

The Company has major operating leases pursuant to which it has the option to purchase the underlying equipment (presses and binders) at the end of the term, and it has historically acquired most of the equipment when it is used for production. The total terminal value of operating leases expiring between 2008 and 2013 is approximately $45.6 million.

The Company monitors the funded status of its pension plans very closely. During the first nine months of 2007, the Company made contributions of $53.1 million ($77.0 million in 2006), which were in accordance with the minimum required contributions as determined by the Company’s actuaries. Minimum required contributions are estimated at $61.7 million for 2007.

Quebecor World believes the modified credit facility (as described in the “Financing activities” section), combined with other financing initiatives currently underway, should provide the Company with the required liquidity to execute its business plan.

5.     Off-balance sheet arrangements and other disclosures

5.1    Off-balance sheet arrangements

The Company is party to various off-balance sheet arrangements. The Company’s 2006 annual MD&A contains a complete description of these arrangements.

Operating leases

In October 2007, certain assets under operating lease were purchased for a consideration of $32.5 million. The Company also expects to purchase machinery and equipment under operating lease in November 2007 for a consideration of $42.3 million.

Sales of trade receivables

As at September 30, 2007, the amounts outstanding under the Canadian, U.S. and European securitization programs were CA$47.0 million ($47.2 million), $335.0 million and EUR 78.5 million ($111.6 million), respectively (CA$68.0 million ($60.8 million), $377.0 million and EUR 90.8 million ($115.1 million), as at September 30, 2006). The Company had a retained interest in the trade receivables sold of $141.1 million ($129.8 million in 2006), which was recorded in the Company’s trade receivables. As at September 30, 2007, an aggregate amount of $634.9 million ($682.8 million in 2006) of accounts receivable had been sold under the three programs. Consistent with its U.S. securitization agreement, the Company sells all of its U.S. receivables to a wholly-owned subsidiary, Quebecor World Finance Inc., through a true-sale transaction.

Due to recent DBRS credit rating downgrades, the Company obtained a waiver of certain covenants until October 15, 2007, at which point Quebecor World commenced the amortization process set out in the agreement governing the Canadian securitization program. By virtue of the amortization process, the Company continues to service past receivables sold under the program, but no additional receivables or related ownership interest is sold to the Trust. On October 24, 2007, the Company amended its U.S. program to include receivables generated by its Canadian operations (now a North American program) and thus ended the Canadian program. In order to conclude the revised arrangement, CA $23.6 million ($24.3 million) of receivables which remained outstanding were repurchased under the Canadian program. On October 24, 2007, due to the inclusion of the Canadian receivables, the amount outstanding under the North American program has increased by $72.0 million. On September 28, 2007, the Company amended the maturity date of its U.S. Securitization program, which is now January 30, 2009.

In October 2007, the Company signed an agreement to commence the amortization process of its European securitization program. As of that date, the Company continues to service past receivables sold under the program, but no additional receivables or related ownership interest is sold to the Trust. Quebecor World does not anticipate that any amounts sold under the European program will remain outstanding by the end of 2007 and management intends to replace the facility with an alternate financing source.

The Company was in compliance with all its covenants under the agreements governing its securitization programs as of September 30, 2007. See the “Financial ratios, financial covenants and credit ratings” section of the present MD&A for additional information on financial covenants.

5.2    Derivative financial instruments

The Company uses a number of derivative financial instruments to manage its exposure to fluctuations in foreign exchange, interest rates and commodity prices. The Company’s 2006 annual MD&A contains a complete description of these derivative financial instruments. The estimated fair value of derivative financial instruments at September 30, 2007 is detailed in Figure 8.

Fair Value of Derivative Financial Instruments (Continuing Operations)

($ millions)

	September 30, 2007		December 31, 2006
	Book Value	Fair Value	Book Value	Fair Value
Derivative financial instruments
Interest rate swap agreements	$(5.2)	$(5.2)	$—	$(7.5)
Foreign exchange forward contracts	(57.1)	(57.1)	(12.7)	(15.5)
Commodity swaps	(8.8)	(8.8)	(1.4)	(13.7)
Embedded derivatives	0.5	0.5	—	—

Figure 8

During the three-month period ended September 30, 2007, the Company recorded a net loss of $70.4 million on embedded derivatives not closely related to their host contracts and derivative financial instruments for which hedge accounting was not used (net gain of $10.0 million in 2006). During the same period, the Company recorded a net loss of $3.3 million for the ineffective portion of its fair value hedges. For the first nine months of 2007, the Company recorded a net loss of $104.6 million on embedded derivatives not closely related to their host contracts and derivative financial instruments for which hedge accounting was not used ($19.0 million in 2006). During the same period, the Company recorded a net loss of $1.5 million for the ineffective portion of its fair value hedges. A net gain of $20.4 million related to its cash flow hedges was recorded to other comprehensive income for the first nine months of 2007 as a result of the adoption of the new accounting standards for financial instruments and hedges as at January 1, 2007 (See section “Change in accounting policy”).

5.3    Related party transactions

Related Party Transactions

($ millions)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Revenues from companies under common control	$14.3	$17.0	$41.1	$49.8
Management fees billed by Quebecor Inc.	1.3	1.2	3.7	3.6

Figure 9

The Company has entered into transactions with the parent company and its other subsidiaries, which were accounted for at prices and conditions prevailing in the market. Intercompany revenues from the parent company’s media subsidiaries mostly involved the printing of magazines. During the second quarter of 2007, a real estate asset was sold to a shareholder of the parent company at fair value established based on an independent estimate.

In October 2007, the Company sold a property to a company under common control, Quebecor Media Inc., for consideration of CA$62.5 million ($64.0 million). Simultaneously, the Company entered into a long-term lease over a term of 17 years with Quebecor Media Inc., to rent a portion of the property sold. Consideration for the two transactions was settled by a cash receipt of CA$43.9 million ($44.9 million) on the date of the transactions and the Company assumed a net balance of sale, including interest, of CA$7.0 million ($7.2 million) receivable in 2013.

5.4    Outstanding share data

Figure 10 discloses the Company’s outstanding share data as at October 29, 2007.

Outstanding Share Data

($ in millions and shares in thousands)

	October 29, 2007
	Issued and
	outstanding shares	Book value
Multiple Voting Shares	46,987	$93.5
Subordinate Voting Shares	85,079	1,150.7
First Preferred Shares, Series 3 - Equity	12,000	212.5
First Preferred Shares, Series 5 - Classified as liability	7,000	183.3

Figure 10

As of October 29, 2007, a total of 7,737,760 options to purchase Subordinate Voting Shares were outstanding, of which 4,008,064 were exercisable.

5.5    Controls and procedures

Management’s report on internal control over financial reporting

This section should be read in conjunction with Section 6.5, “Controls and procedures” of the Company’s annual MD&A for the year ended December 31, 2006 containing Management’s report on internal control over financial reporting.

The Company disclosed in its 2006 annual MD&A that management was not able to conclude as to the effectiveness of the Company’s internal control over financial reporting, as it had identified a material weakness in the Company’s internal control over financial reporting. Management also disclosed in its 2006 annual MD&A that it has put in place remediation plans intended to address the conditions leading to the material weakness that had been identified, which remediation plans consist of :

•      Developing and deploying a more exhaustive checklist to identify, capture and communicate the required information and documentation;

•      Continuing to implement additional controls to identify, capture and timely communicate financial information to apply the Company’s policy pertaining to the impairment of long-term assets;

•      Continuing to improve its forecasting systems;

•      Providing finance training for managers, process owners and accounting personnel.

Management continues to make progress in executing the remediation plans it has established in order to further improve its internal controls in general and also address the material weakness that was identified during the course of the fiscal year ending December 31, 2006 in its internal controls over financial reporting.

No other changes to internal control over financial reporting have come to management’s attention during the three months ended September 30, 2007 that have materially adversely affected, or are reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

6.     Critical accounting estimates and accounting policies

6.1    Critical accounting estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure with respect to contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. The Ontario Securities Commission defines critical accounting estimates as those requiring assumptions made about matters that are highly uncertain at the time the estimate is made, and when the use of different reasonable estimates or changes to the accounting estimates would have a material impact on a company’s financial condition or results of operations. A complete discussion of the critical accounting estimates made by the Company is included in the 2006 annual MD&A. Management has not made any significant changes to these estimates and assumptions during the nine-month period ended September 30, 2007, with the exception of the impairment test on goodwill for the European reporting unit discussed under the “Impairment of goodwill and long-lived assets” section. Actual results could differ from those estimates.

6.2    Change in accounting policy

Financial instruments

Effective January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges. Changes in accounting policies in conformity with these new accounting standards are as follows:

(a)       Comprehensive income

Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity arising from transactions and other events with non-owner sources such as unrealized gains and losses on financial assets classified as available-for-sale, changes in translation adjustment of self-sustaining foreign operations and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the consolidated financial statements now include consolidated statements of comprehensive income. The comparative statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition rules.

(b)       Financial instruments

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments. Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income.

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The Company has classified its restricted and unrestricted cash and cash equivalents and temporary investments as held for trading. Trade receivables, receivables from related parties, loans and other long-term receivables included in other assets were classified as loans and receivable. Portfolio investments were classified as available for sale. All of the Company’s financial liabilities were classified as other financial liabilities.

Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of the derivatives are recognized in financial expenses with the exception of derivatives designated in a cash flow hedge for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting this standard related to embedded derivatives.

(c)       Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.

Accordingly, for derivatives designated as fair value hedges, such as certain cross currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

For derivative instruments designated as cash flow hedges, such as certain commodity swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Upon adoption of these new sections, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures of prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:

•      Decrease of other assets by $24.3 million

•      Decrease in trade payable and accrued liabilities by $0.6 million

•      Increase of other liabilities by $18.9 million

•      Decrease of long-term debt by $27.6 million

•      Decrease of future income tax liabilities by $7.1 million

•      Decrease of retained earnings by $2.2 million

•      Decrease of accumulated other comprehensive income by $5.7 million

Finally, the adoption of the new standards had no material impact on net income in 2007.

6.3    Reclassification

During the second quarter of 2007, the Company reclassified the Series 5 Cumulative Redeemable First Preferred Shares in the amount of $150.2 million as at December 31, 2006 and of $175.9 million as at September 30, 2007 from Capital stock and Accumulated other comprehensive income to preferred shares classified as liability in the balance sheet, to conform with accounting standards related to such financial instruments (CICA Handbook section 3861). Dividends on these shares are now presented in the consolidated statement of income as dividends on preferred shares classified as liability. This reclassification was not material to the Company’s consolidated financial statements and, as noted in section 4.2, the Company remains in compliance with all significant debt covenants, including those applicable to prior periods.

7.     Risks and uncertainties related to the Company’s business

The principal risks and uncertainties related to the Company’s business are set out in its 2006 annual MD&A that has been previously filed with the Canadian securities regulatory authorities at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov. The Company’s annual MD&A is also available at www.quebecorworld.com.

Additional risks and uncertainties that the Company is unaware of, or that the Company currently deems to be immaterial, may also become important factors that affect it. If any of such risks actually occurs, the Company’s business, cash flows, financial condition or results of operations could be materially adversely affected.

8.     Additional information

Additional information relating to Quebecor World, including its Annual Information Form for the year ended December 31, 2006, is available on the Company’s website at www.quebecorworld.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Montreal, Canada
November 7, 2007

Quebecor World

CONSOLIDATED FINANCIAL STATEMENTS

THIRD QUARTER ENDED SEPTEMBER 30, 2007

CONSOLIDATED STATEMENTS OF INCOME

Periods ended September 30,

(In millions of US dollars, except share amounts)

(Unaudited)

		Three months		Nine months
	Note	2007	2006	2007	2006

Operating revenues		$1,414.6	$1,546.2	$4,168.1	$4,465.9

Operating expenses:
Cost of sales		1,172.0	1,295.9	3,489.5	3,757.0
Selling, general and administrative		112.2	98.5	329.1	293.4
Securitization fees		8.3	8.1	21.6	22.6
Depreciation and amortization		77.2	76.4	226.9	223.4
Loss on business disposals	6	1.7	—	12.7	2.2
Impairment of assets, restructuring and other charges	3	132.7	11.6	198.2	65.1
Goodwill impairment charge	8	166.0	—	166.0	—
		1,670.1	1,490.5	4,444.0	4,363.7
Operating income (loss)		(255.5)	55.7	(275.9)	102.2

Financial expenses	4	106.5	33.7	182.3	94.8

Dividends on preferred shares classified as liability	12	2.9	—	5.7	—

Net income (loss) from continuing operations before income taxes		(364.9)	22.0	(463.9)	7.4

Income taxes		(49.8)	2.7	(89.3)	(12.0)

Net income (loss) from continuing operations before minority interest		(315.1)	19.3	(374.6)	19.4

Minority interest		—	0.1	(0.3)	0.4

Net income (loss) from continuing operations		(315.1)	19.2	(374.3)	19.0

Loss from discontinued operations (net of tax)		—	(0.3)	—	(2.1)

Net income (loss)		$(315.1)	$18.9	$(374.3)	$16.9

Net income allocated to holders of preferred shares		4.7	7.7	16.7	26.4

Net income (loss) allocated to holders of equity shares		$(319.8)	$11.2	$(391.0)	$(9.5)

Earnings (loss) per share:	5
Basic and diluted:
Continuing operations		$(2.42)	$0.09	$(2.96)	$(0.06)
Discontinued operations		—	—	—	(0.01)
		$(2.42)	$0.09	$(2.96)	$(0.07)

Weighted-average number of equity shares outstanding:	5
(in millions)
Basic and diluted		132.0	131.5	131.9	131.3

See accompanying Notes to Consolidated Financial Statements.

2

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Periods ended September 30,

(In millions of US dollars)

(Unaudited)

		Three months		Nine months
	Note	2007	2006	2007	2006
			(Revised)		(Revised)
Net income (loss)		$(315.1)	$18.9	$(374.3)	$16.9

Other comprehensive income, net of income tax:	14, 15
Unrealized (loss) gain on foreign currency translation adjustment	12	(42.4)	3.1	(90.4)	(11.6)
Portion of foreign currency translation adjustment recognized in income as a result of a reduction in self-sustaining foreign operations		—	—	—	2.5
Unrealized net gain on derivative financial instruments related to cash flow hedges		2.9	—	9.8	—
Reclassification of realized net loss on derivative financial instruments to the statements of income		0.9	—	3.9	—
Comprehensive income (loss)		$(353.7)	$22.0	$(451.0)	$7.8

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Periods ended September 30,

(In millions of US dollars)

(Unaudited)

		Three months		Nine months
	Note	2007	2006	2007	2006

Balance, beginning of period, as previously reported:		$340.8	$428.4	$398.3	$475.6
Cumulative effect of change in 2006 accounting policy
- Evaluation of misstatement policy		—	(31.8)	—	(31.8)
Cumulative effect of change in accounting policy
- Financial instruments	2	—	—	(2.2)	—
Balance, beginning of period, revised		$340.8	$396.6	$396.1	$443.8
Net income (loss)		(315.1)	18.9	(374.3)	16.9
Redemption of convertible notes	10	—	—	15.9	—
Dividends:
Equity shares		—	(13.3)	—	(39.8
Preferred shares	12	(4.7)	(7.7)	(16.7)	(26.4)
Balance, end of period		$21.0	$394.5	$21.0	$394.5

See accompanying Notes to Consolidated Financial Statements.

3

CONSOLIDATED STATEMENTS OF CASH FLOWS

Periods ended September 30,

(In millions of US dollars)

(Unaudited)

		Three months		Nine months
	Note	2007	2006	2007	2006
Cash flows from operating activities:
Net income (loss)		$(315.1)	$18.9	$(374.3)	$16.9
Adjustments for:
Depreciation of property, plant and equipment		77.2	76.3	226.9	223.2
Impairment of assets and non-cash portion of restructuring and other charges	3	128.0	—	160.6	9.8
Goodwill impairment charge	8	166.0	—	166.0	—
Future income taxes		(57.0)	(9.5)	(96.1)	(11.6)
Amortization of other assets		5.2	7.0	16.4	19.2
Loss on business disposals	6	1.7	—	12.7	3.8
Prepayment premium on the early redemption of debts	9	53.1	—	53.1	—
Other		(1.9)	3.5	(7.0)	8.7
Net changes in non-cash balances related to operations:
Trade receivables		(66.7)	(66.8)	(10.1)	(67.6)
Inventories		(42.8)	(52.0)	(24.4)	(53.1)
Trade payables and accrued liabilities		(12.7)	93.0	39.2	195.0
Other current assets and liabilities		23.3	10.7	10.5	(57.8)
Other non-current assets and liabilities		(0.1)	(29.9)	(40.0)	(80.7)
		(99.0)	(45.0)	(24.8)	(64.2)
Cash flows provided by (used in) operating activities		(41.8)	51.2	133.5	205.8

Cash flows from financing activities:
Issuance of long-term debt, net of issuance costs		—	(0.6)	43.0	540.4
Repayments of long-term debt		(10.1)	(2.5)	(12.3)	(257.3)
Redemption of convertible notes	10	—	—	(119.5)	—
Net borrowings (repayments) under revolving bank facility		110.8	62.9	166.4	(25.2)
Net proceeds from issuance of equity shares		1.4	1.6	4.3	5.5
Redemption of preferred shares		—	—	—	(175.9)
Dividends on equity shares		—	(13.3)	—	(39.8)
Dividends on preferred shares	12	(5.9)	(9.7)	(17.6)	(33.6)
Cash flows provided by financing activities		96.2	38.4	64.3	14.1

Cash flows from investing activities:
Business acquisitions, net of cash and cash equivalents		—	—	(3.5)	(0.1)
Proceeds from business disposals, net of cash and cash equivalents		—	0.4	—	28.4
Additions to property, plant and equipment		(62.5)	(82.6)	(197.2)	(219.0)
Net proceeds from disposal of assets		28.5	0.2	69.0	9.2
Restricted cash		(0.5)	(5.0)	(6.8)	(15.0)
Cash flows used in investing activities		(34.5)	(87.0)	(138.5)	(196.5)

Effect on foreign currency		(18.9)	(3.6)	(41.7)	(16.7)

Net changes in cash and cash equivalents		1.0	(1.0)	17.6	6.7
Cash and cash equivalents, beginning of period		34.4	26.0	17.8	18.3
Cash and cash equivalents, end of period		$35.4	$25.0	$35.4	$25.0

Supplemental cash flow information:
Interest paid		$63.8	$48.8	$129.6	$104.6
Dividends paid on preferred shares classified as liability	12	3.0	—	5.7	—
Income tax paid (net of refund)		(12.2)	6.3	1.2	54.3

See accompanying Notes to Consolidated Financial Statements.

4

CONSOLIDATED BALANCE SHEETS

(In millions of US dollars)

(Unaudited)

		September 30,	December 31,
	Note	2007	2006
			(Revised,
			Note 12)
Assets

Current assets:
Cash and cash equivalents		$35.4	$17.8
Trade receivables		470.6	445.6
Receivables from related parties		20.8	20.3
Inventories		390.5	356.7
Income taxes receivable		7.6	35.2
Future income taxes		46.6	40.6
Prepaid expenses		25.1	23.2
Total current assets		996.6	939.4

Property, plant and equipment	7	2,096.6	2,287.4
Goodwill	8	2,175.2	2,324.3
Restricted cash		54.9	48.1
Other assets		231.6	224.2

Total assets		$5,554.9	$5,823.4

Liabilities and Shareholders’ Equity

Current liabilities:
Trade payables and accrued liabilities		$991.7	$942.4
Payables to related parties		3.6	1.5
Income and other taxes payable		25.9	39.7
Future income taxes		1.1	1.1
Current portion of long-term debt	9	47.4	30.7
Total current liabilities		1,069.7	1,015.4

Long-term debt	9	2,237.2	1,984.0
Other liabilities		358.1	283.5
Future income taxes		299.8	389.1
Convertible notes	10	—	117.7
Preferred shares	12	175.9	150.2
Minority interest		—	1.3

Shareholders’ equity:
Capital stock	12	1,456.7	1,452.4
Contributed surplus	10	101.5	114.1
Retained earnings		21.0	398.3
Accumulated other comprehensive income (loss)	14	(165.0)	(82.6)
		1,414.2	1,882.2

Total liabilities and shareholders’ equity		$5,554.9	$5,823.4

See accompanying Notes to Consolidated Financial Statements.

5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Periods ended September 30, 2007 and 2006

(Tabular amounts are expressed in millions of US dollars, except per share and option amounts)

(Unaudited)

1.                        Basis of Presentation

The consolidated financial statements included in this report are unaudited and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation. These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”). The same accounting policies as described in the Company’s latest Annual Report have been used, except changes described in Note 2. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP and, accordingly, should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s latest Annual Report.

Seasonality

The operations of the Company’s business are seasonal, with the majority of historical operating income recognized in the second half of the fiscal year, primarily as a result of the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions. Within any year, the seasonality could adversely affect the Company’s cash flow and results of operations on a quarterly basis.

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation of the current period.

2.                        Change in Accounting Policies – Financial Instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges. Changes in accounting policies in conformity with these new accounting standards are as follows:

(a)                       Comprehensive income

Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity arising from transactions and other events with non-owner sources such as unrealized gains and losses on financial assets classified as available-for-sale, changes in translation adjustment of self-sustaining foreign operations and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the consolidated financial statements now include consolidated statements of comprehensive income. The comparative statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition rules.

(b)                       Financial instruments

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments. Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income.

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The Company has classified its restricted and unrestricted cash and cash equivalents and temporary investments as held for trading. Trade receivables, receivables from related parties, loans and other long-term receivables included in other assets were classified as loans and receivable. Portfolio investments were classified as available for sale. All of the Company’s financial liabilities were classified as other financial liabilities.

6

2.                          Change in Accounting Policies – Financial Instruments (cont’d)

(b)                       Financial instruments (cont’d)

Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivatives are recognized in financial expenses with the exception of derivatives designated in a cash flow hedge for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting this standard related to embedded derivatives.

(c)                       Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.

Accordingly, for derivatives designated as fair value hedges, such as certain cross currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

For derivative instruments designated as cash flow hedges, such as certain commodity swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Upon adoption of these new sections, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures of prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:

•      Decrease of other assets by $24.3 million

•      Decrease in trade payable and accrued liabilities by $0.6 million

•      Increase of other liabilities by $18.9 million

•      Decrease of long-term debt by $27.6 million

•      Decrease of future income tax liabilities by $7.1 million

•      Decrease of retained earnings by $2.2 million

•      Decrease of accumulated other comprehensive income by $5.7 million

Finally, the adoption of the new standards had no material impact on net income in 2007.

7

3.                        Impairment of Assets, Restructuring and Other Charges

The following table details the charge for impairment of assets, restructuring and other charges and pension settlements:

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2007	2006	2007	2006

Impairment of assets		$128.0	$—	$155.8	$7.9
Restructuring and other charges		4.7	11.6	37.6	55.3
Pension settlements	13	—	—	4.8	1.9
		$132.7	$11.6	$198.2	$65.1

(a)                       Impairment of assets

In the third quarter of 2007, the Company concluded that some long-lived assets were impaired and recorded an impairment charge on long-lived assets, in facilities in North America and Europe, of $128.0 million mainly on machinery and equipment. This charge was a result of impairment tests being triggered in North America, following the installation of new state-of-the-art technology and the relocation of existing presses into fewer, but larger and more efficient facilities. In Europe, the impairment test was triggered by the sale and merger of the European operations. For the nine-month period ended September 30, 2007, the Company recorded impairment charges related to long-lived assets in North America and in Europe totaling $155.8 million mainly on machinery and equipment.

(b)                       Restructuring and other charges

The following table details the Company’s restructuring and other charges and the change in the reserve for restructuring and other charges:

	Nine months ended September 30, 2007
		Prior Year
	2007 Initiatives	Initiatives	Total
Expenses
Workforce reduction	$13.6	$6.2	$19.8
Leases and carrying costs for closed facilities	8.0	13.3	21.3
	21.6	19.5	41.1
Underspending
Workforce reduction	—	(3.3)	(3.3)
Leases and carrying costs for closed facilities	—	(0.2)	(0.2)
	—	(3.5)	(3.5)
Payments
Workforce reduction	(10.5)	(29.1)	(39.6)
Leases and carrying costs for closed facilities	(8.0)	(16.4)	(24.4)
	(18.5)	(45.5)	(64.0)
Net change	3.1	(29.5)	(26.4)
Foreign currency changes	—	1.4	1.4
Balance, beginning of period	—	46.9	46.9
Balance, end of period	$3.1	$18.8	$21.9

2007 restructuring initiatives

During the third quarter of 2007, there were no new restructuring initiatives. The restructuring charge incurred in the third quarter was related to previous 2007 quarter initiatives. In the second quarter of 2007, there was a restructuring initiative in North America related to the closure of the Vancouver, BC facility (Canada). In addition, in the first quarter of 2007, there were restructuring initiatives in North America related to the closure of the Lincoln, NE facility (Magazine group) and the Phoenix, AZ facility (Retail group). There were also various headcount reductions across North America and Europe. These initiatives are expected to be completed by the end of 2007 with a total cost of $28.4 million of which $14.1 million is for workforce reduction and $14.3 million for lease and closed facilities.

8

4.                        Financial Expenses

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2007	2006	2007	2006
Interest on long-term debt and convertible notes		$40.7	$39.4	$127.0	$110.9
Prepayment premium on the early redemption of debts	9	53.1	—	53.1	—
Bank and other charges		3.0	1.8	8.1	3.0
Amortization of deferred financing costs		0.9	0.7	3.0	2.1
Net (gain) loss on foreign exchange and derivative financial instruments (a) (b)		9.7	(3.7)	(4.4)	(11.0)
Exchange loss from reductions of net investments in self-sustaining foreign operations		—	—	—	2.5
		107.4	38.2	186.8	107.5
Interest capitalized to the cost of fixed assets		(0.9)	(4.5)	(4.5)	(12.7)
		$106.5	$33.7	$182.3	$94.8

(a)          During the three-month period ended September 30, 2007, the Company recorded a net loss of $70.4 million on embedded derivatives not closely related to their host contracts and derivative financial instruments for which hedge accounting was not used (a net gain of $10.0 million in 2006). During the first nine months of the year 2007, the Company recorded a net loss of $104.6 million on embedded derivatives not closely related to their host contracts and derivative financial instruments for which hedge accounting was not used ($19.0 million in 2006).

(b)         During the three-month period ended September 30, 2007, the Company recorded a net loss of $3.3 million for the ineffective portion of fair value hedges and a net loss of $1.5 million during the nine-month period ended September 30, 2007.

5.                        Earnings (Loss) per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share from continuing operations:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Net income (loss) from continuing operations	$(315.1)	$19.2	$(374.3)	$19.0

Net income allocated to holders of preferred shares	4.7	7.7	16.7	26.4

Net income (loss) from continuing operations allocated to holders of equity shares	$(319.8)	$11.5	$(391.0)	$(7.4)

(In millions)

Weighted-average number of diluted equity shares outstanding	132.0	131.5	131.9	131.3

Earnings (loss) per share:
Basic and diluted	$(2.42)	$0.09	$(2.96)	$(0.06)

For the purpose of calculating diluted earnings (loss) per share, the effects of the convertible notes (redeemed in June 2007) and the effects of all stock options were excluded, since their inclusion was anti-dilutive, for both 2007 and 2006.

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6.                        Business Disposals

In July and March 2007, the Company sold its investments in two facilities of its French operations for nominal cash consideration, in both cases resulting in a net loss on disposal of $1.7 million and $11.0 million, respectively.

7.                        Property, Plant and Equipment

In September 2007, the Company concluded an agreement for the sale and leaseback of machinery and equipment in a facility in North America. The transaction is considered to be a sale of assets with proceeds of $14.5 million and the disposal generated a loss of $0.5 million which has been recorded in selling, general and administrative expenses. The subsequent transaction consists of operating leases over lease terms of 7 years.

In March 2007, the Company concluded an agreement for the sale and leaseback of land and buildings of facilities in North America. The transaction is considered to be a sale of assets with proceeds of $34.2 million. The subsequent transaction consists of operating leases over lease terms of 15 years. The disposal of these assets generated a gain of $13.6 million which was deferred and will be amortized over the lease terms.

8.                        Goodwill

	North		Latin
	America	Europe	America	Total
Balance, beginning of year	$2,156.3	$159.4	$8.6	$2,324.3
Goodwill acquired during the period	3.9	—	0.5	4.4
Goodwill impairment charge	—	(166.0)	—	(166.0)
Foreign currency changes	5.4	6.6	0.5	12.5
Balance, end of period	$2,165.6	$—	$9.6	$2,175.2

The Company completed its annual goodwill impairment testing in the third quarter of 2007. Taking into account  financial information such as the sale and merger of the European operations (Note 18), management determined that the carrying value of goodwill for its European reporting unit was not recoverable and that the resulting impairment of such goodwill amounted to its entire carrying value of $166.0 million at September 30, 2007. The Company also concluded that the goodwill for its North America and Latin America segments was fully recoverable and will continue to monitor these segments for indicators of potential impairment.

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9.                        Long-term Debt

The following table summarizes changes in long-term debt:

			September 30,	December 31,
	Note	Maturity	2007	2006

Revolving bank facility and other short-term lines (a)		2009	$277.1	$97.1
Senior Notes 4.875% and 6.125%		2008, 2013	598.1	597.9
Senior Notes 8.42% and 8.52% (b)		2010, 2012	260.0	231.5
Senior Notes 9.75%		2015	400.0	400.0
Equipment financing credit facility (c)		2015	156.9	101.3
Senior Notes 8.54% and 8.69% (b)		2015, 2020	109.6	85.0
Senior Notes 8.75%		2016	450.0	450.0
Senior Debentures 6.50%		2027	3.2	3.2
Other debts and capital leases		2007-2016	47.7	48.7
			2,302.6	2,014.7
Change in fair value of debts for hedged interest rate risk	2		1.4	—
Adjustment related to embedded derivatives	2		6.9	—
Financing fees, net of amortization	2		(26.3)	—
			2,284.6	2,014.7
Less current maturities			47.4	30.7
			$2,237.2	$1,984.0

(a)          In September 2007, the Company finalized new terms for its syndicated Revolving bank facility. As part of the new agreement, the Company has agreed to reduce its facility from $1 billion to $750.0 million in October 2007, of which a portion will be secured by a lien on assets in an amount of $135.6 million. The amendment also includes a commitment to reduce the facility to $500.0 million by July 1, 2008 and includes certain restrictions on the use of proceeds, terms of repayment and certain restrictive covenants, including the obligation to maintain certain financial ratios.

The Revolving bank facility bears interest at variable rates base on Bankers’ Acceptances, LIBOR or prime rates. At September 30, 2007, $173.1 million was drawn on the facility.

(b)         In September 2007, the Company announced that it will call for redemption all of its outstanding Senior Notes (8.42%, 8.52%, 8.54% and 8.69%) on October 29, 2007 for a redemption price of 100% of the outstanding principal amount of the Notes, plus the accrued and unpaid interest on the Notes to the redemption date plus the applicable prepayment premium amount of $53.1 million due on the redemption date. The Notes were classified as long-term debt, since the Company intends to draw on its syndicated Revolving bank credit facility for the financing of this transaction.

(c)          In October 2007, the credit facility will be secured by a lien on assets in an amount of $34.4 million.

Principal repayments on long-term debt are as follows:

Remainder of 2007	$23.6
2008	225.7
2009	674.5
2010	21.0
2011	21.9
2012 and thereafter	1,335.9

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10.                 Convertible Notes

	September 30, 2007	December 31, 2006
Convertible senior subordinated notes 6.00%	$—	$117.7

In June 2007, the Company redeemed all of its outstanding 6.00% Convertible senior subordinated notes
(the “Convertible Notes”) due on October 1, 2007 for a redemption price of 100.6% of the outstanding principal amount of $119.5 million, plus accrued and unpaid interest at the redemption date. The additional amount paid on redemption of the Convertible Notes was a premium of $0.7 million recorded as financing expenses. A loss of $0.6 million relating to the debt component was recorded as financing expenses and a gain of $15.9 million relating to the equity component was transferred from contributed surplus to retained earnings, both due to the difference between the net book value and the fair value of the components.

11.                 Stock-Based Compensation

The following table summarizes information about stock options:

	September 30, 2007	December 31, 2006
Number of stock options at the end of the period (in thousands):
Outstanding	7,737.8	7,772.3
Exercisable	4,008.1	3,041.2

The total stock-based compensation expense recorded in the first nine months of 2007 was $2.9 million ($3.1 million for the same period in 2006).

12.                 Capital Stock

	September 30, 2007		December 31, 2006
(Thousands of shares)	Number	Amount	Number	Amount
				(Revised)

Multiple Voting Shares	46,987	$93.5	46,987	$93.5
Subordinate Voting Shares	85,079	1,150.7	84,722	1,146.4
Redeemable First Preferred Shares - Series 3 - Classified as Shareholders’ equity	12,000	212.5	12,000	212.5
Total capital stock		$1,456.7		$1,452.4

Redeemable First Preferred Shares - Series 5 - Classified as liability	7,000	$175.9	7,000	$150.2

During the first nine months of 2007, 22,500 Subordinate Voting Shares were issued under the Company’s stock option plan (none in 2006), and 334,657 Subordinate Voting Shares were issued under the Company’s Canadian and US Employee Stock Purchase Plans (506,365 in the first nine months of 2006) for a total cash consideration of $4.3 million ($5.5 million in the first nine months of 2006).

During the second quarter of 2007, the Company reclassified the Series 5 Cumulative Redeemable First Preferred Shares in the amount of $150.2 million as at December 31, 2006 from Capital stock ($113.9 million) and Accumulated other comprehensive income ($36.3 million) to preferred shares classified as liability in the balance sheet, to conform with accounting standards related to such financial instruments (CICA Handbook section 3861). Dividends on these shares are now presented in the consolidated statement of income as dividends on preferred shares classified as liability.

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13.                 Pension and Other Postretirement Benefits

The following table presents the Company’s pension and other postretirement benefit costs:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Pension benefits	$15.4	$22.1	$51.6	$60.4
Postretirement benefits	0.3	0.8	1.7	2.4
Total benefit cost	$15.7	$22.9	$53.3	$62.8

The 2007 pension benefit costs included a total settlement loss of $4.8 million ($1.9 million in 2006), as described in Note 3.

In 2006, the Company modified its defined benefit plans for certain employees in Canada and in the United States, and created a defined contribution Group Registered Retirement Savings Plan (“Group RRSP”) for employees in Canada. As of October 1, 2006, affected employees in Canada had the choice to adhere to the Group RRSP, or to continue to participate in the modified plan, while future employees automatically adhere to the new Group RRSP. For employees in the United States, one of the defined benefit plans was frozen on October 1, 2006, and an improved defined contribution plan has been offered to employees. A net curtailment gain of $1.7 million was recorded in relation with these changes for the first nine months of 2006.

14.                 Accumulated Other Comprehensive Income

The following table presents changes in the carrying amount of accumulated other comprehensive income:

		Translation	Cash flow
	Note	adjustment	hedges	Total
		(Revised,
		Note 12)

Balance, December 31, 2005		$(102.6)	$—	$(102.6)
Other comprehensive income (loss), net of income taxes		(9.1)	—	(9.1)
Balance, September 30, 2006		(111.7)	—	(111.7)
Other comprehensive income, net of income taxes		29.1	—	29.1
Balance, December 31, 2006		(82.6)	—	(82.6)
Change in accounting policy - Financial Instruments, net of income taxes	2	—	(5.7)	(5.7)
Other comprehensive income (loss), net of income taxes		(7.4)	6.2	(1.2)
Balance, March 31, 2007		(90.0)	0.5	(89.5)
Other comprehensive income (loss), net of income taxes		(40.6)	3.7	(36.9)
Balance, June 30, 2007		(130.6)	4.2	(126.4)
Other comprehensive income (loss), net of income taxes		(42.4)	3.8	(38.6)
Balance, September 30, 2007		$(173.0)	$8.0	$(165.0)

Over the next twelve months, the Company expects an estimated $1.6 million (net of income tax of $0.4 million) in net gains in other comprehensive income as at September 30, 2007 to be reclassified to net income. The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for anticipated transactions is 36 months. During the nine-month period ended September 30, 2007, there were no forecasted transactions that failed to occur.

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15.                 Income Tax Components of Other Comprehensive Income

The following table presents the income taxes on components of Other Comprehensive Income:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Unrealized (loss) gain on foreign currency translation adjustment	$4.8	$0.1	$(2.2)	$(1.6)
Unrealized net gain on derivative financial instruments related to cash flow hedges	(0.5)	—	(4.0)	—
Reclassification of realized net loss on derivative financial instruments to the statement of income	(0.6)	—	(2.7)	—
	$3.7	$0.1	$(8.9)	$(1.6)

16.                 Related Party Transactions

During the second quarter of 2007, a real estate property was sold to a shareholder of the parent company at fair value of $1.3 million, established based on an independent estimate, resulting in a gain on disposal of $1.0 million included in selling, general and administrative expenses.

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17.                 Segmented Information

The Company operates in the printing industry. Its business groups are located in three main segments: North America, Europe and Latin America. These segments are managed separately, since they all require specific market strategies. The Company assesses the performance of each segment based on operating income before impairment of assets, restructuring and other charges and goodwill impairment charge (“Adjusted EBIT”).

	North		Latin		Inter-
	America	Europe	America	Other	Segment	Total
Three months

2007
Revenues	$1,098.4	$242.5	$75.0	$0.4	$(1.7)	$1,414.6
Impairment of assets	52.1	75.9	—	—	—	128.0
Restructuring and other charges	3.1	1.6	—	—	—	4.7
Goodwill impairment charge	—	166.0	—	—	—	166.0
Adjusted EBIT	58.6	(13.1)	3.2	(5.5)	—	43.2
Operating income (loss)	3.4	(256.6)	3.2	(5.5)	—	(255.5)

2006
Revenues	$1,241.1	$244.1	$61.2	$0.2	$(0.4)	$1,546.2
Impairment of assets	—	—	—	—	—	—
Restructuring and other charges	3.3	7.7	0.6	—	—	11.6
Goodwill impairment charge	—	—	—	—	—	—
Adjusted EBIT	75.7	(6.0)	3.4	(5.8)	—	67.3
Operating income (loss)	72.4	(13.7)	2.8	(5.8)	—	55.7

Nine months

2007
Revenues	$3,224.9	$744.6	$202.3	$0.5	$(4.2)	$4,168.1
Impairment of assets	71.7	84.1	—	—	—	155.8
Restructuring and other charges	30.0	12.3	0.1	—	—	42.4
Goodwill impairment charge	—	166.0	—	—	—	166.0
Adjusted EBIT	151.0	(52.9)	7.5	(17.3)	—	88.3
Operating income (loss)	49.3	(315.3)	7.4	(17.3)	—	(275.9)

2006
Revenues	$3,537.6	$758.1	$170.5	$0.6	$(0.9)	$4,465.9
Impairment of assets	5.5	1.9	0.5	—	—	7.9
Restructuring and other charges	23.9	32.6	0.7	—	—	57.2
Goodwill impairment charge	—	—	—	—	—	—
Adjusted EBIT	177.8	(8.6)	6.8	(8.7)	—	167.3
Operating income (loss)	148.4	(43.1)	5.6	(8.7)	—	102.2

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18.                 Subsequent Events

Merger of the European operations

On November 7, 2007, the Company announced a sale and merger of its European operations with Roto Smeets De Boer NV (“RSDB”). The new merged entity will be named Roto Smeets Quebecor (“RSQ”) and will remain listed on Euronext Amsterdam. Under the terms of the merger agreement RSDB will remit to QWI cash and shares valued at €240 million, subject to certain post closing adjustments. The consideration for the Company will be comprised of 1.4 million shares in RSDB whereby the Company will acquire a 29.9% stake in the combined business and €150 million in cash. The net cash proceeds of approximately €150 million will be used by the Company to repay debt and to provide a 8-year note of €35 million to RSQ repayable from 2011 to 2015. The merger will create the largest independent European gravure and offset printing company and is conditional on the approval of the shareholders of RSDB and receipt of clearance from the European Commission, with closing expected to take place by the end of 2007. This transaction could result in an estimated loss on disposal of $70 million before cumulative translation adjustment impact. Following this transaction, the basis of accounting for the investment in RSQ will be the equity method.

Operations summary of European operations

For the nine-month period ended
September 30, 2007

Revenues	$736.6

Net loss before income taxes	(343.5)

Net loss	$(330.8)

Summary of assets and liabilities sold

September 30, 2007

Assets sold:

Cash and cash equivalents	$11.2
Non-cash operating working capital	143.7
Property, plant and equipment	458.9
Other assets	10.4

Liabilities sold:

Other liabilities	26.8
Future income taxes	10.7

Net assets	$586.7
Net assets sold (70.1%)	$411.3

Proceeds:
Cash	$213.3
Shares	78.2
Note receivable	49.8
$341.3

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18.                 Subsequent Events (cont’d)

Trade receivables

Due to recent DBRS credit rating downgrades, the Company obtained a waiver of certain covenants until October 15, 2007, at which point the Company commenced the amortization process set out in the agreement governing the Canadian securitization program. By virtue of the amortization process, the Company continues to service past receivables sold under the program, but no additional receivables or related ownership interest is sold to the Trust. On October 24, 2007, the Company amended its U.S. program to include receivables generated by its Canadian operations (now a North American program) and thus ended the Canadian program. In order to conclude the revised arrangement, CA$23.6 million ($24.3 million) of receivables which remained outstanding were repurchased under the Canadian program. On October 24, 2007, due to the inclusion of the Canadian receivables, the amount outstanding under the North American program has increased by $72.0 million. The amount outstanding under the Canadian program was CA$47.0 million ($47.2 million) as at September 30, 2007.

In October 2007, the Company signed an agreement to commence the amortization process of its European securitization program. As of that date, the Company continues to service past receivables sold under the program, but no additional receivables or related ownership interest is sold to the Trust. The Company does not anticipate that any amounts sold under the European program will remain outstanding by the end of 2007 and management intends to replace the facility with an alternate financing source.

Property sold to a company under common control

On October 11, 2007, the Company sold a property to a company under common control, Quebecor Media Inc., for  consideration of CA$62.5 million ($64.0 million). Simultaneously, the Company entered into a long-term lease over a term of 17 years with Quebecor Media Inc., to rent a portion of the property sold. Consideration for the two transactions was settled by a cash receipt of CA$43.9 million ($44.9 million) on the date of the transactions and the Company assumed a net balance of sale, including interest, of CA$7.0 million ($7.2 million) receivable in 2013.

Percentage for fixed dividend rate on Series 3 Preferred Shares

On October 15, 2007, the Company announced that the fixed dividend rate for its Series 3 Cumulative Redeemable First Preferred Shares will be equal to 150% of the yield on five-year non-callable Government of Canada bonds to be determined on November 9, 2007. Holders of the Series 3 Preferred Shares will also have the right to convert all or any number of their shares effective as of December 1, 2007, on a one-for-one basis, into Series 2 Cumulative Redeemable First Preferred Shares.

Operating leases

On October 11, 2007, the Company purchased machinery and equipment under operating lease for a cash consideration of $32.5 million. The amount recorded in machinery and equipment will be net of a provision of $2.6 million, since the fair value of the equipment is lower than the residual value guarantee.

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FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Wes William Lucas, President and Chief Executive Officer of Quebecor World Inc., certify that:

1.                                       I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Quebecor World Inc. (the issuer) for the interim period ending September 30, 2007;

2.                                       Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.                                       Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.                                       The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)                                 designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)                                designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.                                       I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 7, 2007

/s/ Wes William Lucas

Wes William Lucas
President and Chief Executive Officer
Quebecor World Inc.

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FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Jacques Mallette, Executive Vice President and Chief Financial Officer of Quebecor World Inc., certify that:

1.                                       I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Quebecor World Inc. (the issuer) for the interim period ending September 30, 2007;

2.                                       Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.                                       Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.                                       The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)                                 designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)                                designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.                                       I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 7, 2007

/s/ Jacques Mallette

Jacques Mallette
Executive Vice President and Chief Financial Officer
Quebecor World Inc.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By:	/s/ Marie-É. Chlumecky

Name:	Marie-É. Chlumecky
Title:	Assistant Corporate Secretary

Date:	November 7, 2007

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